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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                AMENDMENT NO.1
                                      TO
                                  FORM 10-SB


     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
         Under Section 12(b) or (g) of Securities Exchange Act of 1934




                            FREEREALTIME.COM, INC.
             ----------------------------------------------------
             (Exact Name of Small Business Issuer in Its Charter)


               Colorado                                 84-1408716
   -------------------------------         ------------------------------------
      (State or Other Jurisdiction of      (I.R.S. Employer Identification No.)
      Incorporation or Organization)


 3333 Michelson Drive, Suite 430, Irvine, California              92612
 ---------------------------------------------------            ----------
       (Address of Principal Executive Offices)                 (Zip Code)


                                (949) 833-2959
                 ---------------------------------------------
                 Issuer's Telephone Number, Including Area Code


     Securities registered under Section 12(b) of the Exchange Act:  None


     Securities registered under Section 12(g) of the Exchange Act:   Common
Stock, no par value
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PART I

     We have elected to file the information required by Alternative 3 of Form 10-SB and are filing this Form 10-SB on a voluntary basis to:

          .  provide current, public information to the investment community;

          . to expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in our securities; and

          . to comply with prerequisites for quotation of our securities on the Over-the-Counter Bulletin Board.


Item 1. Description of Business
-------------------------------

     We are a Web-based provider of real-time financial market information services and analytic tools. Through our Freerealtime.com Web site, we strive to be a "one-stop" portal for real-time financial information by offering free, real-time stock quotes and value-added content, including news, market commentary, company research, and analytic tools such as charting and portfolio stock tracking. We completed our fiscal year ended March 31, 1999 ("Fiscal 1999") with over 500,000 registered users, a portion of whom hit our site ("page views") approximately 103 million times in March 1999. Our Web site traffic has grown each quarter since the commencement of our service in February 1998. As of March 31, 1999, we experienced in excess of 50% sequential growth in page views from the fiscal quarter ended December 31, 1998 when we had approximately 353,000 registered users, along with approximately 64 million page-views for the month of December 1998. Subsequent to the end of Fiscal 1999, we continued to realize significant growth for the first quarter of Fiscal 2000, ended June 30, 1999, as we had over 660,000 registered users, serving approximately 136 million page-views in June 1999. A majority of our page views are real-time quotes. The Freerealtime.com Web site is offered free of charge to our registered users and the sale of advertising represents our primary source of revenue from this Web site.

     We also own and operate the Web site, BullSession.com, where we offer active investors a subscription service of "streaming" real-time quotes and dynamically updating stock portfolios. Our subscriber count on this Web site has also shown significant sequential quarterly growth during Fiscal 1999. BullSession.com finished Fiscal 1999 with over 3,500 subscribers, up from approximately 1,700 at the end of December 1998. By the end of June 1999, BullSession.com had over 4,700 subscribers. Our source of revenue from the BullSession.com Web site is the sale of subscriptions at monthly prices ranging from $26 to $50.


Corporate History

     Freerealtime.com, Inc. is the result of a merger between Pub Singin', Inc., a Colorado corporation ("Pub Singin") and First International Financial Corporation, a Delaware corporation ("FIFC-Delaware"). The two companies merged in September 1998 (the "Merger"). Immediately prior to the Merger, Pub Singin changed its name to "Freerealtime.com" and Freerealtime.com became the surviving entity in the merger. Pursuant to the merger agreement, all shares of FIFC-Delaware were exchanged for shares of Freerealtime.com with the result that, following the Merger, the former stockholders of FIFC-Delaware held approximately a 90% controlling interest in Freerealtime.com. Pub Singin was formed on May 3, 1989 under the laws of the State of Colorado for the purpose of publishing and marketing song sheets. From inception through the merger with FIFC-Delaware, Pub Singin had no material business or financial results of operations. Our historical business began in Canada through First International Financial Corporation, an Alberta corporation ("FIFC-Alberta"). FIFC-Alberta, through a predecessor corporation, was formed in July 1994 under the laws of Alberta, Canada by our founder Brad Gunn. FIFC-Alberta commenced business operations in January 1996, when it initiated the sale of capital stock in private placement transactions and began to develop its historical Internet business. Mr. Gunn formed First

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International Financial Corporation, a Delaware corporation ("FIFC-Delaware")
on June 25, 1997 under the laws of the State of Delaware under the name First International USA Corp. with the intent of moving the business of FIFC-Alberta into the United States. FIFC-Delaware did not have any business operations until July 31, 1998 when FIFC-Delaware acquired all of the outstanding capital stock of FIFC-Alberta from the stockholders of FIFC-Alberta in exchange for the issuance of shares of common stock of FIFC-Delaware. As a result of the foregoing acquisition, FIFC-Alberta became a wholly-owned subsidiary of FIFC-Delaware. See Risk Factors--Risks Related to Our Business--Historical Transactions.


Industry Background

     The Web as a New Medium. The Web has rapidly become a significant global medium for communications, news, information and commerce. International Data Corporation, a leading provider of information technology data, analysis and consulting, has estimated that the number of individuals worldwide with access to the Internet will reach approximately 200 million by the end of 1999, of which 125 million will be accessing the Web. This growth is being driven by a number of factors, including:

     .  a growing base of personal computers, or PCs, in the home and workplace;

     .  improvements in network infrastructure;

     .  more convenient, faster and inexpensive Internet access;

     .  advances in PCs and modems;

     .  increases in the quantity and quality of content available on the Web;
        and

     .  the overall increase in public awareness of the Web.

     The Web allows a broad range of users to easily access information on the Internet and interact with individuals or organizations offering textual, graphical and other information. With an increasing number of Web users both in the U.S. and internationally, the Web has emerged as a new mass communications medium. The ease and speed of publishing, distributing and communicating text, graphics, audio and video over the Web has led to a proliferation of Internet-based services.

     The emergence and exponential growth of the Web as a mainstream consumer medium is creating opportunities for marketing, sales, distribution, publishing and communication for virtually any organization that has the skills and tools to present their message over the Internet. Through the Web, companies can deliver timely, personalized content in a manner not possible through other media. Using the Web, corporate and financial-related information can be continuously updated, distributed to a vast number of users on a real time basis, and accessed by users at any time. The Web offers an exciting medium for corporate and financial-related content because of the capacity for the combination of graphics, audio and video elements. The interactive nature of the Web further allows the consumer to access information tailored to the individual user's preferences and system requirements and facilitates online electronic trading and purchasing of relevant financial goods and services.

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     The Web has also become an attractive medium for advertisers, offering a level of targetability, flexibility, interactivity and measurability not available in traditional media. With Internet advertising, advertisers have the ability to gather demographic information and target their messages to specific groups of consumers as well as change their advertisements frequently in response to market factors, current events and consumer feedback. Moreover, advertisers can more accurately track the effectiveness of their advertising messages by receiving reports of the number of advertising "impressions" delivered to consumers, and the resulting "hit" or "click through" rate to their Web sites.


     Demand for Business News and Financial Programming.

     A number of trends have led to increased demand for comprehensive business news and financial programming in all forms of media:

     . Individuals are proactively managing their money and the American public is investing an increasing percentage of their household wealth in securities;

     . The emergence of online trading of financial instruments has led many investors to rely less on traditional brokers; and

     . U.S. companies are competing globally, requiring increased real-time knowledge of a broad range of financial information from around the world.

     According to data compiled by International Data Corporation, since online brokerage services on the Internet first arrived in 1996, the number of online brokerage accounts has increased from 1.5 million at the end of 1996, to 3.5 million at the end of 1997 and 6.4 million at the end of 1998 (representing approximately $324 billion in assets). Online trading is estimated to have reached an average of over 499,000 trades per day during the first quarter of 1999, and now accounts for an estimated 25% of all retail stock trades in the U.S. Forrester Research, a publicly traded independent research firm which provides analysis of a range of technology industries, predicts that the number of online brokerage accounts will increase to 14.4 million by 2002.

     Driven by these factors, numerous traditional and online information sources such as newspapers, magazines, broadcasters and specialized financial Web sites are seeking to address the demand for timely and relevant financial information. However, these companies are often unable to effectively meet consumers' needs for high-quality, compelling and relevant, real-time business information. Newspapers and magazines cannot offer real-time data and information, and broadcasters are limited in the depth and availability of their content. Unlimited access to up-to-the-second information is critical for making timely and profitable investment decisions.

     We believe that a significant opportunity exists for a company to provide an easy to access portal for real-time financial market information, financial services and financial tools. By integrating real-time market information with the best available financial tools, content and commentary, a Web-based service can enable its audience to keep abreast of current business developments, track industry and competitive trends, make informed, timely investment decisions and manage their financial assets. We believe that by assembling a loyal base of users who actively follow business and financial news, a Web site may be able to create a targeted and demographically desirable audience that is attractive to financial and non-financial advertisers, as well as have a significant opportunity to sell related subscription services to such users.


The Company Strategy

     Through our Freerealtime.com Web site, we are a leading Web-based provider of free, real-time financial market data, financial programming, including news and research, analytic tools and financial services. Freerealtime.com completed June 1999 with over 660,000 registered users, a portion of whom hit our site approximately 135 million times that month, causing in excess of 6 million page views per market day.

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     Our primary strategy is to develop a large and loyal community of users by offering free stock quotes and other financial tools and content. As our user base continues to grow, we are developing a sizeable audience with demographic attributes that is attractive to advertisers and we expect to continue growing our revenues through the sale of advertising. As a related strategy, we intend to market subscription-based tools and services, as well as certain financial transaction services, to our community of users. We currently generate, and expect to experience growth in, revenues from these related strategies through
(i) the ownership of certain subscription-based tools and services, including our BullSession.com dynamically updating portfolio management tool, and (ii) revenue sharing and fee participation contracts with third party owners and providers of subscription and transaction services. The specific elements of our strategy include:

     FREE FINANCIAL CONTENT & TOOLS. Freerealtime.com is the primary site through which we will develop our brand as a leading provider of easy to use, real-time financial information. The business model of our free site is driven by the sale of advertising ("ads"); accordingly, our near-term strategies focus on growing our audience with attractive demographics and include the following specific elements:


          BUILD TRAFFIC AND AUDIENCE LOYALTY. We intend to build our customer base and page view traffic by expanding the financial content, tools and services that we offer on our Web site. In addition to providing valuable real-time market data for free, we intend to provide our members with free real-time news, commentary, and analysis from quality third party providers, such as Reuters and Briefing.com, as well as from proprietary content that we develop, such as our stock watch and portfolio management tools. We also plan continued development of community features such as our "Stock Talk" message boards and free e-mail services, which we believe lead our members to remain on our site longer and return more often.

          DEVELOP "CO-BRAND," WEB-HOSTING AND OTHER MARKETING PROGRAMS. We are actively pursuing "co-branding" contractual relationships with other high traffic Web sites pursuant to which we produce and market a co-branded page of content or tools with the co-brand partner. Such relationships build users, site traffic and brand awareness for both parties, as well as, typically generate revenue for us through ad sales and fee sharing arrangements. We have a number of co-brand agreements, including agreements entered subsequent to the end of Fiscal 1999, with various Web sites, including BigCharts.com, Zacks.com, Infospace.com, MarketGuide.com, JAGNotes.com, Telescan.com, WallstreetCity.com, INVESTools.com, and Go2Net.com. Additionally, we will continue to rely on "cost effective" marketing programs such as customer referrals, e-mail marketing campaigns and free publicity. Upon the availability of additional capital resources, we intend to initiate advertising of Freerealtime.com both on and off the Internet.

          BUILD AND CAPITALIZE ON ATTRACTIVE AUDIENCE DEMOGRAPHICS. We believe our Web site attracts users who, as a group, are more affluent and better educated than users of many other Web sites and therefore present an attractive medium for companies that advertise and engage in commerce over the Internet. Through data gathered from users who register for real-time quotes and from periodic surveys, we have knowledge of and track user activity on our Web site so that we can provide advertisers with detailed demographic and other information that allows the advertisers to target specific groups and tailor their advertisements to our users. We believe this strategy will help attract new advertisers and increase the sales prices we receive for our ad impressions, referred to as cost-per-thousand ("CPMs").

     SUBSCRIPTION-BASED INFORMATION SERVICES & ANALYTIC TOOLS. We market monthly subscriptions for certain value-added content and tools to our large community of users on our free Web site. Our strategy to grow our subscription users and revenues includes the following elements:

          EXPAND VALUE-ADDED CONTENT. We are actively pursuing the addition or development of more subscription-based services in order to expand the collection of such services that we offer beyond our BullSession.com site, where we offer active investors a subscription service of "streaming" real-time quotes and dynamically updating stock portfolios. We plan to expand these services through internal

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     development, acquisition, and marketing and license relationships. Our current BullSession.com site had over 4,700 subscribers at the end of June 1999, and we have a second-generation service under development that we plan to introduce during Fiscal 2000. Subsequent to the end of Fiscal 1999, we entered into certain agreements under which we will market subscriptions and share in ongoing subscription revenue, including subscription services related to market commentary and analysis with JAGNotes.com and INVESTools.com, and stock screening and technical analysis with Telscan.com's ProSearch technology and WallStreetCity.com.

          DRIVE SUBSCRIPTION GROWTH WITH MARKETING PROGRAMS. We intend to drive subscription growth by "upselling" and cross-marketing our large community of users, moving them from our high traffic Freerealtime.com site to our BullSession.com service and other affiliated subscription services. During Fiscal 1999 we extensively advertised BullSession.com on our free Web site and we believe this marketing program contributed to our substantial growth in subscribers. We also plan to expand our co-marketing contracts, such as we have with JAGNotes.com, INVESTools.com, and Telescan.com, pursuant to which one or both parties markets our respective subscription services to new users and we share in the resulting revenues and fees.


     ONLINE FINANCIAL TRANSACTION SERVICES. Similar to our strategies for subscription services, we are pursuing opportunities to sponsor certain transaction services and capabilities to our users and to participate in the resulting transaction fees. Our strategies are based around "alliance" marketing opportunities and include:

          DEVELOP TRANSACTION FEE OPPORTUNITIES. We believe that our customers often use our free and subscription content and services as "decision tools" supporting a transaction event, including, for example, the purchase or sale of securities, insurance, banking and other financial products and services. We believe the fees realized by third parties from transactions with our customers are substantial, and we plan to enter into fee participation arrangements by sponsoring and promoting such third party transaction providers on our Web sites.

          EXPAND TRANSACTION SERVICES ALLIANCES. We are currently pursuing marketing alliances to direct or network our customer's transaction activity to particular third party providers in exchange for a participation in the resulting transaction fees. This strategy allows us to minimize the significant investment expenditures necessary to develop and operate transaction capabilities. We have recently entered into a letter of intent with Herzog, Heine & Geduld, Inc. to offer Web-based equities trading on the Freerealtime.com Web site. Such transaction services will initially be aimed at qualified small institutional investors and may be expanded in the near term to include retail transaction services, however there can be no assurance that a definitive agreement will ever be reached. We are also pursuing an alliance agreement with DirectQuote.com pursuant to which we hope to offer our members the ability to receive a quote and apply for and obtain life insurance.


Products

     The Freerealtime.com Web Site

     Our Freerealtime.com Web site provides unlimited, free, real-time stock quotes. Through this site we also offer business and company news, market statistics and commentary, fundamental company information and research, and certain free analytic tools such as community "stock talk," charting and portfolio stock tracking. We believe that offering comprehensive business news, financial programming and analytic tools is critical to our success because the combination of these services enables us to increase audience loyalty, average usage time and repeat visits while also creating a sense of community.

     Freerealtime.com completed Fiscal 1999, ended March 31, 1999, with over 500,000 registered users, a portion of whom hit our site ("page views") approximately 103 million times in March 1999. Our Web site traffic has shown significant sequential quarterly growth since the commencement of our service in February 1998, including in excess of 50% sequential growth of page views from the third fiscal quarter ended December 31, 1998 when we had

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approximately 353,000 registered users, along with approximately 64 million page-views for the month of December 1998. Subsequent to the end of Fiscal 1999, we continued to realize significant growth for the first quarter of the fiscal year ended March 31, 2000 ("Fiscal 2000"), as we had over 660,000 registered users, serving approximately 136 million page-views in June 1999. A majority of our page views for each fiscal period have been real-time stock quotes. The Freerealtime.com Web site is offered free of charge to our registered users and the sale of advertising represents our primary source of revenue from this Web site.

     The Freerealtime.com Web site provides stock quotes from all major U.S. stock markets (the "Exchanges"). These quotes are offered in real time. Through these stock quote pages, our audience can access other valuable information about a particular company, including stories from several news services, SEC filings and annual reports, summaries of analysts' information and a variety of fundamental and technical information. In addition to a wide variety of data on specific securities, including trading share and dollar volume information, bid and ask quotes and size, relative indices, stock split information and other data, the Freerealtime.com Web site also provides information as to various market and industry indices, commodity, options and currency markets.

     The Freerealtime.com Web site aggregates numerous news feeds from around the world, sorts and organizes articles according to industry, company, and type of news. Our news feeds include BusinessWire, PRNewswire, Reuters, Associated Press and United Press International. Commentary is provided by Comtex News, Reuters, RealtimeTraders.com and Zacks Investment Research and is updated throughout the day. Subsequent to the end of Fiscal 1999, we entered agreements to provide additional market and company commentary and analysis from JAGNotes.com, INVESTools.com, and WallStreetCity.com.

     We believe that providing a place for our audience, financial journalists and experts in the financial world to meet and share ideas about investing will help increase our brand awareness, as well as motivate our users to return frequently to spend more time on our Web site. Additionally, because we intend to integrate related news, market data and charts offered throughout our service, community members will be able to form niche user groups around their specific interests, which can be targeted with relevant marketing campaigns and transaction opportunities. In addition, by integrating other content with these community features, community members will be exposed to other areas of the site, increasing the awareness of the breadth of our programming and other services.


     The BullSession.com Web Site

     While all the programming available on Freerealtime.com is currently free of charge, a core element of our corporate strategy includes providing subscription-based financial content and investment tools to sophisticated investors through affiliated Web sites. Our initial entry into subscription services, BullSession.com, is a trader's portfolio management tool that features "streaming" real-time, ticker-tape quotes and dynamically updating stock portfolios. BullSession.com also provides other value-added financial content, including business and company news, company fundamentals, charting, detailed quotes, exchange statistics and options listings.

     Our subscriber count on this Web site realized significant sequential quarterly growth during Fiscal 1999. BullSession.com finished Fiscal 1999 with over 3,500 subscribers, up from approximately 1,700 at the end of December 1998. By the end of June 1999, BullSession.com had over 4,700 subscribers. Our source of revenue from the BullSession.com Web site is the sale of subscriptions at monthly prices ranging from $26 to $50, with an average of $32 per month.

     The central feature of the BullSession.com service is the sophisticated TickerTracker(TM) which allows a subscriber to monitor a custom set of portfolios consisting of stocks and indexes. Each portfolio is continuously updated with real-time trading information and subscribers can view a variety of information, including best bid and offer, last sale, trade volume, day high-low, 52 week high-low, time of last sale, price targets, and company name. TickerTracker also performs portfolio management and analytical functions, including calculating the profit/loss position on a given stock or a given portfolio. Users may also display their portfolios in a scrolling

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stock ticker tape format where the stock symbol and last price scroll by in a small window that can be running at the same time as other software on the subscriber's computer screen.

     The Detailed Quotes screen allows users to query more detailed historical data such as P/E ratios, 52-week high and low, and dividend and earnings information. The Exchange Statistics screen allows users to query a variety of reports on each exchange (e.g., most active, percent gainers, dollar amount gainers, etc.). The Option Listings screen allows users to query detailed information about the options offered on a given security.

     Other Products and Services

     Subsequent to the end of Fiscal 1999, we have continued to pursue our strategies to add content and tools to our Freerealtime.com Web site as well as to develop or add subscription and transaction services. We have recently entered "co-branding" agreements with several parties to enhance our community services with free e-mail from Critical Path.com, and to add free content to our Web site in the areas of market and company commentary and analysis from JAGNotes.com and WallStreetCity.com, investment advisory newsletters from INVESTools.com, and stock screening, searching and technical analysis from Telescan.com. We are in the process of developing and launching these co-branded pages and we can give no assurance that these relationships will help increase our users, site traffic and brand awareness or that they will result in revenue for us through the ad sales and fee sharing arrangements.

     We also have pursued a number of new initiatives in subscription and transaction services since the end of Fiscal 1999. We are developing a second-generation BullSession tool that we expect to complete and introduce in Fiscal 2000. We have entered into several marketing and license contracts through which we expect to realize a share of subscription revenues derived from our marketing activities. Apart from the free content co-branding arrangements noted in the paragraph above, we have agreements with JAGNotes.com, INVESTools.com, and Telescan.com, pursuant to which we will market and sell subscriptions to their respective subscription services and share in the resulting subscription revenues and fees. We also have entered into an agreement with WallStreetCity.com under which they will license a private label version of our BullSession.com service and we will share in revenues that they generate from the sale of subscriptions. Additionally, we have entered into a letter of intent to launch an "order entry portal" through a joint effort with Herzog, Heine & Geduld, Inc. to offer equities transaction services for qualified small institutional investors. We are in the process of developing and launching these license and marketing subscription and transaction services and we can give no assurance that these relationships will help increase our subscribers and transactions or that they will result in revenue for us through the subscription sales and transaction fee sharing arrangements.


     Advertising Sales on Freerealtime.com

     We are focused on providing our advertisers with a large, demographically desirable audience. We believe that our Web site attracts users who as a group are more affluent and better educated than users of many other Web sites and therefore represent an attractive medium for companies that advertise and engage in commerce over the Internet. Advertisements are displayed on every page view on our Web site, including when a user enters the service, reviews a news story, accesses a quote or views a stock message board.

     In March 1999, the final month of Fiscal 1999, we entered into an agency ad sales contract with AdSmart, Inc., a company owned by CMGI, Inc., to represent our Web site to advertisers and media buyers. Since that time, we have realized average monthly growth rate of over 275% in advertising sales through June 30, 1999 as a result of both AdSmart's efforts and those of our in-house ad sales force. Prior to AdSmart, we primarily utilized other ad sales firms and networks to sell our ad impression inventory. Subsequent to the end of Fiscal 1999, we have been expanding an in-house ad sales team, and expect that in-house ad sales will represent a growing proportion of our total ad sales.

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     We currently derive, and expect to continue to derive, a substantial majority of our revenue on our free Web site from the sale of advertising and sponsorships. Currently we offer the following advertising options on the Freerealtime.com Web site:

     . Run of Site. Run of site rotations are banner advertisements that rotate on a random basis throughout the Freerealtime.com Web site, appealing to advertisers seeking to establish general brand recognition across Freerealtime.com's audience. Run of site rotations are typically sold in blocks of 1,000 impressions and with a minimum of 100,000 guaranteed impressions over the life of the advertising contract. Freerealtime.com's current CPM rate for run of site rotations ranges from $2 to $25 depending on length of contract and number of impressions purchased. Subsequent to the end of Fiscal 1999, we added a second banner ad at the bottom of each page view, but to date have used such bottom banner for internal promotion and have not sold a significant number of bottom banner impressions to outside advertisers.

     . Targeted Advertisements. Targeted advertisements are banner advertisements that are displayed when a user browses through specific quote or other content pages, allowing advertisers to target users based on page view interest and activity, region or country, time of day, frequency of use, Internet Service Provider, type of operating system or browser. Because every user of Freerealtime.com is a registered member in our database, we can effectively target advertising to each individual member. Like run of site rotations, targeted advertisements are sold in blocks of 1,000 impressions. Due to the greater selectivity of the audience and because users typically spend more time on non-quote content pages than on quote pages, Freerealtime.com's current rates for targeted advertisements are generally higher than run of site rotations. During Fiscal 1999, the substantial majority of our ad impressions were not sold as targeted ads. In August 1999, we re-launched an improved and revised Freerealtime.com Web site, which included certain technical enhancements to facilitate the sale of targeted ads.

     . Sponsorships. Sponsorships allow advertisers to gain maximum exposure on the Web site by featuring "buttons" and "boxes" on certain pages. For example, the online brokerage services of Datek and Ameritrade have had advertisements placed in fixed positions within our Web site allowing users to move directly to the advertiser's site to establish an account or place an order. We offer sponsorship opportunities throughout our entire site. Sponsorships are usually a fixed monthly fee over the life of the contract and may include other advertising components such as general rotation or targeted banner advertisements. Subsequent to the end of Fiscal 1999, we expanded the number of sponsorship buttons per page view from two to six.

     Historically, our advertisers have been from technology and financial services industry, but we have recently attracted advertisers from brands outside of these industries. We believe that attracting additional advertisers from businesses outside of the financial and technology industries is important to our future success and revenue growth.


Marketing and Distribution

     We are seeking to establish the Freerealtime.com brand as one of the Web's leading providers of free real time market data and financial content and tools, and subscription and transaction services. Despite the lack of capital resources to fund a media-based advertising campaign, we experienced substantial growth during Fiscal 1999 in the number of users and page view traffic on our Web sites. The substantial increase in the number of users on the site was primarily due to a higher level of awareness of our Web sites by users of the Internet, which we believe is a result of user referrals, the appearance of our Web sites in the query lists of "search portal" Web sites, favorable publicity received for both Freerealtime.com and BullSession.com, and user traffic from our web-hosting and co-branding relationships. Due to limited capital resources we did not expend material amounts on advertising of our Web sites during Fiscal 1999. Upon the availability of capital resources, we intend to increase advertising and marketing expenditures to continue to build brand awareness, users and traffic on our Web sites.

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     Our current primary marketing and distribution strategy consists of actively pursuing Web-hosting and "co-branding" contractual relationships with other high traffic Web sites. Such relationships build users, site traffic and brand awareness for both parties, as well as, typically generate revenue for us through ad sales or fee sharing arrangements. In these relationships, we and the co-brand partner produce and market a co-branded page of content or tools, with the parties, as negotiated, assuming responsibility for web-hosting operations, programming production, subscription or advertising sales, and other administrative functions. Currently, we have a number of co-branded arrangements and contracts, including BigCharts.com, Zacks.com, Infospace.com, MarketGuide.com, JAGNotes.com, Telescan.com, WallstreetCity.com, INVESTools.com, and Go2Net.com. Additionally, until we can afford a significant advertising campaign, we will continue to rely on other "cost effective" marketing programs such as customer referrals, e-mail marketing campaigns and free publicity.

Infrastructure, Operations and Technology

     The data center and network operations for our Web sites are currently outsourced to a third party "co-location" firm, Exodus Communications, Inc., who operates data centers for us in two locations: Jersey City, New Jersey and Irvine, California. Freerealtime.com utilizes multiple Web servers running Sun Microsystems Solaris 2.6 operating system and Apache Web Server. Internet access is maintained by Exodus through multiple OC3 connections with four different tier one backbone providers. The systems running the Web site are powered by multiple uninteruptible power supplies backed up with multiple diesel power generators. Full site redundancy is handled by Cisco's Global Director and multiple Cisco Local Directors.

     All of our market data serving software was created by and is owned by Freerealtime.com. We are expanding our internal development group to create new, and enhance existing, services, tools and features. We also utilize third party technology for certain sections of our site, for example BigCharts for our charting capability.

     We obtain most of the information on our Web sites from suppliers of market data and financial programming. Key contractual supply relationships include quote and market data from the U.S. stock Exchanges, datafeed services from S&P Comstock, and news programming from Comtex and Reuters. We depend on these information providers to provide information and data feeds on a timely basis. Our Web site could experience disruptions or interruptions in service due to the failure or delay in the transmission or receipt of this information. Our contracts with these information providers generally provide for payments based on our volume of traffic on our Web sites, such as number of users or volume of real-time quotes. The rapid growth in traffic on our Web sites has caused our expenses for services from these suppliers to grow faster than the availability of cash from revenues and internal operations or from external capital contributions. Subsequent to the end of Fiscal 1999, certain of these data and operations costs decreased substantially on a per-page view basis. In the first quarter of Fiscal 2000 ending June 30, 1999, the NASDAQ reduced market data fees by approximately 50%, and the NYSE and AMEX have announced similar fee reductions that are expected to take effect prior to the end of Fiscal 2000. Additionally, we renegotiated and amended our datafeed and co-location provider contracts to result in significant reductions in our per-page view costs for these services. Despite these declines in our unit costs, we anticipate that these costs will continue to increase over the foreseeable future as we realize growth in the users and page views on our Web sites. As of the date hereof, we believe we have satisfactory relationships with all our suppliers of market data and financial programming. For a more detailed discussion see Management's Discussion and Analysis--Cost of Revenues.

     Our market is characterized by rapidly changing technology, evolving industry standards and frequent new product announcements. These are exacerbated by the recent growth of the Web and the intense competition in our industry. To be successful, we must adapt to our rapidly changing market by continually improving the performance, features, and reliability of our services. We could incur substantial costs if we need to modify our services or infrastructure in order to adapt to these changes.

Intellectual Property

     We rely primarily on a combination of copyrights, trademarks, trade secret laws, our user policy and restrictions on disclosure to protect our intellectual property, such as our content, trademarks, trade names and trade secrets. We plan to enter into confidentiality agreements with our employees and consultants to control access to and distribution of our other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the content on our Web site or our other intellectual property without authorization. There can be no assurance that these precautions will prevent misappropriation or infringement of our intellectual property. A failure to protect our intellectual property in a meaningful manner could have a material adverse effect on our business, operating results and financial condition. In addition, we may need to engage in litigation in order to enforce our intellectual property rights in the future or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management and other resources, either of which could have a material adverse effect on our business, operating results and financial condition.

     We also license certain data and content from third parties. In these license agreements, the licensors have generally agreed to defend, indemnify and hold us harmless with respect to any claim by a third party that the licensed software or content infringes any person's proprietary rights. There can be no assurance that the outcome of any litigation between such licensors and a third party or between us and a third party will not lead to royalty obligations for which we are not indemnified or for which such indemnification is insufficient, or that we will be able to obtain any additional license on commercially reasonable terms if at all. In the future, we may seek to license additional technology or content in order to enhance our current features or to introduce new services. There can be no assurance that any such licenses will be available on commercially reasonable terms, if at all. The loss of or inability to obtain or maintain any of these technology licenses could result in delays in introduction of new services until equivalent technology, if available, is identified, licensed and integrated, which could have a material adverse effect on our business, results of operations and financial condition.

     There can be no assurance that infringement or other claims will not be asserted or prosecuted against us in the future whether resulting from our internally developed intellectual property or licenses or content from third parties. Any future assertions or prosecutions could materially adversely affect our business, results of operations and financial condition. Any such claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel or require us to introduce new content or trademarks, develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. In the event of a successful claim of infringement and our failure or inability to introduce new content or trademarks, develop non-infringing technology or license the infringed or similar technology on a timely basis, our business, results of operations and financial condition could be materially adversely affected.


Government Regulations

     There are currently few laws or regulations that specifically regulate communications or commerce on the Web. However, laws and regulations may be adopted in the future that address issues such as user privacy, pricing, and the characteristics and quality of products and services. For example, the Telecommunications Act sought to prohibit transmitting certain types of information and content over the Web. Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet Service Providers and online services providers in a manner similar to long distance telephone carriers and to impose access fees on these companies. This could increase the cost of transmitting data over the Internet. Moreover, it may take years to determine the extent to which existing laws relating to issues such as property ownership, libel and personal privacy are applicable to the Web. Any new laws or regulations relating to the Web could adversely affect our business.

Research and Development

     For fiscal year ended March 31, 1999, we spent $60,000 on product development. Our primary focus has been software and system development. For a more detailed discussion see Management's Discussion and Analysis--Operating Expenses--Product Development.


Employees and Consultants

     As of June 1, 1999, there were 15 personnel dedicated to our business, seven of whom worked in product and content development, two in sales and marketing, three in customer support, and three in management and administration. We have also contracted with three consulting executives to advise in the management of the Company. We have never had a work stoppage and we consider our employee relations to be good.

     We believe that our future success will depend in part on our continued ability to attract, integrate, retain and motivate highly qualified sales, technical, and managerial personnel, and upon the continued service of our senior management and key sales and technical personnel. None of our personnel is bound by an employment agreement that prevents such person from terminating his or her relationship at any time for any reason. Competition for qualified personnel is intense, particularly in the Irvine, California area, where our headquarters are located. At times we have experienced difficulties in attracting new personnel. There can be no assurance that we will successfully attract, integrate, retain and motivate a sufficient number of qualified personnel to conduct our business in the future.


Reports to Security Holders

     Following the effectiveness of this Form 10-SB, we will be subject to the informational requirements of the Securities Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, we will file reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy statements and other information filed electronically by us.


Risk Factors

     Risks Related to Our Business

     OUR LIMITED OPERATING HISTORY. We were incorporated in the state of Colorado on May 3, 1989 under the name Pub Singin', Inc. and had no prior operations and no assets other than the initial capitalization provided by Pub Singin's founders. On or about August 27, 1998, we entered into an agreement of merger with First International Financial Corporation, a Delaware corporation, ("FIFC") by which we acquired, among other things, all right, title and interest in FIFC's Web sites Freerealtime.com and BullSession.com. Immediately prior to the merger we changed our name to Freerealtime.com, Inc. The Web sites are at early stage of development, as they did not begin significant operations until February 1998. Accordingly, we have a limited history upon which an evaluation of our prospects can be made. Stockholders in our company must consider the risk, expenses and difficulties frequently encountered by early stage companies in new and rapidly evolving markets, including Web-based financial information companies. There can be no assurance that we will be able to achieve profitable operations.

     HISTORICAL TRANSACTIONS. Prior to the acquisition of FIFC-Alberta, FIFC-Delaware had intended to file an amendment to its Certificate of Incorporation to change its name and to increase its authorized capital stock. It failed to make these filings and, as a result, certain stockholders received shares of common stock in a corporation that had not legally changed its name and which were in excess of the amount of shares of common stock authorized by the Certificate of Incorporation of FIFC-Delaware. As a further result, we needed to make certain corrective filings with respect to the name change and the Merger with Colorado and Delaware. We discovered FIFC-Delaware's failure to make these filings during the preparation of this report and the Company has since made the required corrective state filings. The former stockholders of FIFC-Alberta have approved the necessary corrective actions.

     RELIANCE ON MANAGEMENT. All decisions regarding our management are made exclusively by our officers and directors. Stockholders may not participate in our management, and therefore, are dependent upon the management abilities of our officers and directors. In addition the Company contracts with several consultants who are advising us on certain executive management functions. These consultants are not officers and directors of the Company and our officers and directors have no obligation to accept or follow their advice. The only assurance that our stockholders have that our officers and directors will not abuse their discretion in making decisions with respect to the affairs of the Company and other business decisions is the fiduciary obligations and business integrity of our officers and directors. Accordingly, no person should purchase the shares of our common stock unless that person is willing to entrust all aspects of management to our officers and directors or their successors.

     POTENTIAL FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS; UNPREDICTABILITY OF FUTURE REVENUE; EXPECTED FUTURE LOSSES; SEASONALITY. Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. These factors include:

     . the early stage of our development, particularly given that our Web sites did not begin significant operations until February 1998;

     .  the level of Web usage;

     . traffic levels on our Web site, which can fluctuate significantly as a result of business and financial news events and volume and price volatility on the various securities exchanges;

     . the demand for advertising on our Web site as well as on the Web in general;

     . changes in Web advertising rates resulting from competition or other factors;

     .  our ability to enter into, renegotiate or renew key agreements;

     . the amount and timing of our costs related to our marketing efforts or other initiatives;

     . fees we may pay for data feed and distribution or content agreements or other costs we incur as we expand our operations;

     .  new services introduced by us or our competitors;

     .  competitive factors;

     . technical difficulties or system downtime affecting the Web generally or the operation of our Web sites; or

     . economic conditions specific to the Web as well as general economic conditions.

Therefore, our operating results for any particular quarter may not be indicative of future operating results.

     We expect that over time our revenues will come from a mix of advertising, content licensing, e-commerce or transaction relationships and subscription service fees. However, we expect the majority of our revenues to come from the sale of advertising for the foreseeable future. Therefore, our quarterly revenues and operating results are likely to be particularly affected by the level of our advertising revenue in each quarter. Our operating expenses are based on our expectations of future revenues and are relatively fixed in the short term. If we have lower revenues, particularly advertising revenues, than we expect, we may not be able to quickly reduce our spending in response. In addition, we intend to significantly increase our operating expenses to grow our business. Any shortfall in our revenues would have a direct impact on our operating results for a particular quarter and these fluctuations could affect the market price of our common stock in a manner unrelated to our long-term operating performance or prospects.

     We have incurred operating losses in each fiscal quarter since we were formed. We expect operating losses and negative cash flows to continue for the foreseeable future as our current expenses are significantly greater than our revenues and we intend to significantly increase our operating expenses to grow our business.

     We believe that advertising sales in traditional media, such as television and radio, generally are lower in the first and third calendar quarters of each year. If our market makes the transition from an emerging to a more developed medium, seasonal and cyclical patterns in our industry may develop in the future. Therefore, if our industry follows the same seasonal patterns as those in the traditional media, we may experience lower advertising revenues in the first and third calendar quarters of each year. Furthermore, traffic levels on our Web site typically fluctuate with the occurrence of significant events in the business and financial news, such as fluctuations in trading volumes and prices on the stock markets, which could cause changes in our audience size or page view volume.

     NEED TO MAINTAIN AND RENEW KEY SUPPLIER RELATIONSHIPS. We depend on maintaining good relationships with our suppliers of market data and financial programming to our Web sites. Key contractual supply relationships include quote and market data from the Exchanges, data feed services from S&P Comstock, news programming from Comtex, and co-location and communication services from Exodus Communications. We depend on these information providers to provide information and data feeds on a timely basis. Our Web site could experience disruptions or interruptions in service due to the failure or delay in the transmission or receipt of this information. The rapid growth in traffic on our Web sites has caused our expenses for services from these suppliers to grow faster than the availability of cash from revenues and internal operations or from external capital contributions. As of June 30, 1999, we had significant accrued and past due liabilities payable to these suppliers, which are reflected in our significant negative working capital balance as of that date. Subsequent to June 30, 1999, we obtained sufficient capital financing to repay these past due liabilities and we believe we have satisfactory relationships with these suppliers. In the future, we will need to raise additional capital to fund our ongoing negative cash flow from operations, including payments to these suppliers. We cannot assure you that we will be able to raise additional capital on terms favorable to us or at all. The loss of certain of these supply relationships, especially those with the Exchanges, could have a material adverse effect on our business.

     INTENSE COMPETITION FOR WEB-BASED BUSINESS AND FINANCIAL CONTENT. Many Web sites compete for consumers' and advertisers' attention and spending, particularly in the business and financial information and news area. We expect this competition to continue to increase. We compete for advertisers, users and content providers with many types of companies, including the following:

     . publishers and distributors of traditional media, including television, radio and print, such as CNN, CNBC, and The Wall Street Journal;

    . general purpose consumer online services such as America Online and Microsoft Network;

    . online services or Web sites targeted to business, finance and investing needs, such as MarketWatch.com, The Wall Street Journal Interactive Edition, TheStreet.com and certain of the online brokerage firms, including Schwab.com and E*TRADE;

    . providers of terminal-based financial news and data, such as Bloomberg Business News, Reuters News Service, Dow Jones Markets and Bridge News Service; and

    . Web retrieval and other Web "portal" companies, such as Excite, Inc.; Infoseek Corporation; Lycos, Inc.; Yahoo! Inc.; and Netscape Communications Corporation.

Increased competition could result in price reductions, reduced margins or loss of market share, any of which would adversely affect our business.

     RISKS OF DEVELOPING NEW AND ENHANCED SERVICES AND FEATURES FOR OUR WEB SITE. We believe that our Freerealtime.com Web site will be more attractive to advertisers if we develop a larger audience comprised of demographically-favorable users. We also believe our subscription-based content and analytic tools services, as represented by our BullSession.com Web site, will be more attractive to subscribers if we improve and expand our portfolio of higher-value content and tools. Accordingly, we intend to introduce on our Web sites additional or enhanced content and tools services in the future in order to retain our current users and attract new users. If we introduce a service that is not favorably received our current users may not continue using our services as frequently. New users could also choose a competitive service over ours.

     We may also experience difficulties that could delay or prevent us from introducing new services, including difficulties in acquiring or allying with content and tools providers and in developing such services internally. Furthermore, these services may contain errors that are discovered after the services are introduced. We may need to significantly modify the design of these services on our Web site to correct these errors. Our business could be adversely affected if we experience difficulties in introducing new services or if our users do not accept these new services.

     NEED TO ESTABLISH AND MAINTAIN STRATEGIC RELATIONSHIPS WITH OTHER SITES.
We depend on establishing and maintaining licensing, co-brand and revenue sharing relationships with high-traffic Web sites. Currently, such relationships do not account for a significant portion of our traffic or revenues. For example, approximately 5% of our traffic and less than 10% of our projected revenues come from our transaction, licensing and co-brand relationships. However, increasing the number of these relationships is a key element of our strategic plan, and we may not be able to enter into such relationships on commercially reasonable terms or at all. Even if we enter into relationships with these Web sites, we may not realize additional users or revenues from these relationships. Additionally, many companies we may pursue for a strategic relationship also offer competing services. As a result, these competitors may be reluctant to enter into strategic relationships with us. Our business could be adversely affected if we do not establish and maintain additional strategic relationships on commercially reasonable terms or if any of our strategic relationships do not result in increased use of our Web site or additional revenues.

    LETTERS OF INTENT MAY NOT MATERIALIZE INTO FINAL AGREEMENTS. Recently we entered Letters of Intent regarding new strategic relationships for a co-branding arrangement with JAGnotes.com and for transaction services with (i) Herzog, Heine & Geduld, Inc for an online order execution system for qualified institutional investors and (ii) the DirectQuote.com Venture for online term life insurance quotes and application processing. We cannot assure you that we will be able to execute final agreements on terms favorable to us or at all.


     DEPENDENCE ON KEY PERSONNEL, INCLUDING MANAGEMENT CONSULTANTS. Our future success will depend in part on the service of our key personnel and, additionally, on our ability to identify, hire and retain additional qualified personnel. There is intense competition for qualified personnel in our areas of activity, and there can be no assurance that we will be able to continue to attract and retain such personnel necessary for our development. Failure to attract and retain key personnel could have a material adverse effect on our business. In addition, three individuals joined us in 1999 as consultants and they are not officers of the Company. Each consultant is providing us a significant amount of his time and is operating under short-term consulting agreements. As a result we face certain risks associated with this management structure, including that our senior managers may not work sufficiently or effectively as a team to successfully manage our growth and that, upon expiration, we may not be able to renew these consulting arrangements on reasonable terms to us or attract and retain new managers to replace the consultants.

      RISKS OF INCREASED USERS STRAINING OUR SYSTEMS AND OTHER SYSTEM MALFUNCTIONS. In the past, our Web sites have experienced significant increases in traffic when there are significant business or financial news events, including stock market volatility. In addition, the number of our users has continued to increase over time and we are seeking to further increase our user base. Therefore, our Web sites must accommodate a high volume of traffic and deliver frequently updated information. Our Web sites have in the past and may in the future experience slower response times or other problems for a variety of reasons.

     We also depend on information providers to provide information and data feeds on a timely basis. Our Web sites could experience disruptions or interruptions in service due to the failure or delay in the transmission or receipt of this information. In addition, our users depend on Internet service providers, online service providers and other Web site operators for access to our Web sites. Each of them has experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems in the future. These types of occurrences could cause users to perceive our Web sites as not functioning properly and therefore cause them to use other methods to obtain their business and financial information.

     NEED TO EXPAND OUR BUSINESS AND RELATED PROBLEMS. We believe that we will need to expand our business and operations in order to grow our business. This growth is likely to continue to place a significant strain on our resources. As we grow, we will also have to implement new operational and financial systems, procedures and controls. If we are unable to accomplish any of these, our business could be adversely affected. In addition, several members of our senior management joined us in 1999, including three members who are consultants and not officers of the Company. As a result we face a number of risks associated with this management structure, including that our senior managers may not work together effectively as a team to successfully manage our growth.

      FOREIGN CURRENCY RISK. We are exposed to changes in the currency exchange rate between U.S. Dollars and Canadian Dollars, to the extent that the Company's wholly-owned Canadian subsidiary (First International Financial Corporation, Calgary) has an inter-company obligation to Freerealtime.com, Inc, as it had in the amount of approximately $275,000 U.S. as of June 30, 1999. Any future repayment of that obligation to Freerealtime.com will result in a currency exchange loss if re-paid at a time when the Canadian Dollar weakens against the U.S. Dollar. Under our current policies, we do not use currency hedges (forward contracts, options, etc) to manage exposure to currency risk.


     Risks Relating to Advertising

     RISKS ASSOCIATED WITH OUR BUSINESS MODEL WHICH DEPENDS ON WEB ADVERTISING. We expect to derive the majority of our revenues in the foreseeable future from advertising. No standards have been widely accepted to measure the effectiveness of Web advertising. If such standards do not develop, existing advertisers may not continue their current levels of Web advertising. Furthermore, advertisers that have traditionally relied upon other advertising media may be reluctant to advertise on the Web. Advertisers that already have invested substantial resources in other advertising methods may be reluctant to adopt a new strategy. Our business would be adversely affected if the market for Web advertising fails to develop or develops more slowly than expected.

     Different pricing models are used to sell advertising on the Web. It is difficult to predict which, if any, will emerge as the industry standard. This makes it difficult to project our future advertising rates and revenues. For example, advertising rates based on the number of "click throughs," or user requests for additional information made by clicking on the advertisement, instead of rates based solely on the number of impressions, or times an advertisement is displayed, could adversely affect our revenues because impression-based advertising comprises a substantial majority of our current advertising revenues. Our advertising revenues could be adversely affected if we are unable to adapt to new forms of Web advertising. Moreover, "filter" software programs that limit or prevent advertising from being delivered to a Web user's computer are available. Widespread adoption of this software could adversely affect the commercial viability of Web advertising.

     INABILITY TO TRACK AND MEASURE THE DELIVERY OF ADVERTISEMENTS. It is important to our advertisers that we accurately measure the demographics of our user base and the delivery of advertisements on our Web site. We depend on third parties to provide a majority of these measurement and ad-serving services. If those third parties are unable to provide these services in the future, we would be required to perform them ourselves or obtain them from another provider. This could cause us to incur additional costs or cause interruptions in our business during the time we are replacing these services. We are implementing additional systems designed to record demographic data on our users. If we do not develop these systems successfully, we may not be able to accurately evaluate the demographic characteristics of our users. Companies may not advertise on our Web site or may pay less for advertising if they do not perceive our measurements or measurements made by third parties to be reliable.

     RELIANCE ON THIRD PARTY ADVERTISING SALES FORCE. We have a small internal sales force consisting of only two members, one of whom is a consultant to our Company. We are attempting to expand our internal sales force by hiring additional members. The success of our internal sales effort is subject to various risks, including competition in hiring and retaining sales personnel and the length of time required for a new hire to become productive. For the foreseeable future we expect to rely upon third parties to sell a majority of the advertisements on our Freerealtime.com Web site. In March 1999, we entered a one-year contract with ADSmart, a leading Internet ad sales firm. We depend on maintaining our contractual relationship with AdSmart to sell our advertisements and to serve advertisements on our free site. ADSmart has recently merged with another firm and internal disruption and turnover related to integration of the merger could materially effect their ability to sell our advertising inventory. Our business would be adversely affected if our third party sales force fails to attract advertisements to our free Web site. Our business could also be adversely affected if there is a material breach of our contract or we are not able, upon expiration, to renew or replace our contract with AdSmart on reasonable terms to us or at all.

     DEPENDENCE ON FINANCIAL INDUSTRY ADVERTISERS. Prior to entering our advertising sales relationship with ADSmart in March 1999, financial services companies have accounted for the substantial majority of our advertising revenues. Subsequently, advertisers other than financial firms have accounted for the majority of our advertisers. We need to continue to sell advertising to customers outside of the financial services industry in order to increase our revenues. To date, relatively few advertisers from industries other than the technology and financial services industries have devoted a significant portion of their advertising budgets to Web advertising. If we are not successful in continuing to attract and maintain advertisers from other industries, our business could be adversely affected.


     Risks Related to Our Industry

     DEPENDENCE ON CONTINUED GROWTH IN USE OF THE WEB. Our market is new and rapidly evolving. Our business would be adversely affected if Web usage does not continue to grow. Web usage may be inhibited for a number of reasons, such as:

     .  inadequate network infrastructure;

     .  security concerns;

     .  inconsistent quality of service; and

     .  unavailability of cost-effective, high-speed service.

     If Web usage grows, the Internet infrastructure may not be able to support the demands placed on it by its current growth or its performance and reliability may decline. In addition, Web sites have experienced interruptions in their service as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays frequently occur in the future, Web usage, as well as usage of our Web sites, could grow more slowly or decline.

     GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES RELATING TO THE WEB. There are currently few laws or regulations that specifically regulate communications or commerce on the Web. However, laws and regulations may be adopted in the future that address issues such as user privacy, pricing, and the characteristics and quality of products and services. For example, the Telecommunications Act sought to prohibit transmitting certain types of information and content over the Web. Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet Service Providers and online service providers in a manner similar to long distance telephone carriers and to impose access fees on these companies. This could increase the cost of transmitting data over the Internet. Moreover, it may take years to determine the extent to which existing laws relating to issues such as property ownership, libel and personal privacy are applicable to the Web. Any new laws or regulations relating to the Web could adversely affect our business.

     WEB SECURITY CONCERNS COULD HINDER INTERNET COMMERCE. The need to securely transmit confidential information over the Internet has been a significant barrier to electronic commerce and communications over the Web. Any well-publicized compromise of security could deter more people from using the Web or from using it to conduct transactions that involve transmitting confidential information, such as stock trades or purchases of goods or services. Because many of our advertisers seek to advertise on our Web site to encourage people to use the Web to purchase goods or services, our business could be adversely affected.

     We may also incur significant costs to protect against the threat of security breaches or to alleviate problems caused by such breaches.

     STORAGE OF PERSONAL INFORMATION ABOUT OUR USERS. We have a non-disclosure policy displayed on our Web sites. Our policy is not to willfully disclose any individually identifiable information about any user to a third party without the user's consent. This policy is accessible to users of our personalized services when they initially register. Despite this policy, however, if third persons were able to penetrate our network security or otherwise misappropriate our users' personal information or credit card information, we could be subject to liability. These could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims. They could also include claims for other misuses of personal information, such as for unauthorized marketing purposes. These claims could result in litigation. In addition, the Federal Trade Commission and other states have been investigating certain Internet companies regarding their use of personal information. We could incur additional expenses if new regulations regarding the use of personal information are introduced or if they chose to investigate our privacy practices.

      LIABILITY FOR INFORMATION DISPLAYED ON OUR WEB SITES. We may be subjected to claims for defamation, negligence, copyright or trademark infringement or based on other theories relating to the information we publish on our Web site. These types of claims have been brought, sometimes successfully, against online services as well as other print publications in the past. We could also be subjected to claims based upon the content that is accessible from our Web sites through links to other Web sites. Our insurance may not adequately protect us against these types of claims.


     Risk Related to Year 2000 Readiness

     Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field and cannot distinguish 21st century dates from 20th century dates. These date code fields will need to distinguish 21st century dates from 20th century dates and, as a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements. We are in the process of assessing the Year 2000 issue and expect to complete the program by the fall of 1999. We have not incurred material costs to date in this process, and currently do not believe that the cost of additional actions will have a material effect on our results of operations or financial condition.

     Although we currently believe that our systems are Year 2000 compliant in all material respects, the current systems and products may contain undetected errors or defects with Year 2000 date functions that may result in material costs. Although we are not aware of any material operational issues or costs associated with preparing our internal systems for the Year 2000, we may experience serious unanticipated negative consequences (such as significant downtime for one or more media properties) or material costs caused by undetected errors or defects in the technology used in its internal systems. In addition, we utilize third-party equipment, software and content, including non-information technology systems ("non-IT systems"), such as our security system, building equipment, and non-IT systems embedded microcontrollers that may not be Year 2000 compliant. We are in the process of developing a plan to assess whether these third parties are adequately addressing the Year 2000 issue and whether any of our non-IT systems have material Year 2000 compliance problems. Failure of such third-party equipment, software, or content to operate properly with regard to the year 2000 and thereafter could require us to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on our business, results of operations, and financial condition. We are in the process of fully developing a comprehensive contingency plan to address situations that may result if we are unable to achieve Year 2000 readiness of our critical operations. Finally, we are also subject to external forces that might generally affect industry and commerce, such as utility or transportation company Year 2000 compliance failures and related service interruptions. Furthermore, the purchasing patterns of advertisers may be affected by Year 2000 issues as companies expend significant resources to correct their current systems for Year 2000 compliance. We do not currently have any information about the Year 2000 status of its advertising customers. However, these expenditures may result in reduced funds available for Web advertising or sponsorship of Web services, which could have a material adverse effect on our business, results of operations, and financial condition.

Item 2. Management's Discussion and Analysis or Plan of Operation
-----------------------------------------------------------------

     Selected Financial Data

     The following selected financial data is qualified by reference to, and should be read in conjunction with the financial statements of Freerealtime.com, Inc. and the notes thereto included elsewhere in this Form 10-SB, as well as the discussion hereunder "Management's Discussion and Analysis or Plan of Operation", also included elsewhere in this Form 10-SB. Prior to the year ended March 31, 1999 ("Fiscal 1999), our operating activities consisted largely of developing our Freerealtime.com and BullSession.com Web sites, along with the systems and infrastructure necessary to support these sites. As we did not generate significant revenue or incur significant costs in prior years, and in view of the rapidly evolving nature of our business and very limited operating history, we believe that prior fiscal year comparisons of our financial results are not meaningful or indicative of future performance. The selected statement of data for the year-ended March 31, 1999 has been derived from the financial statements of Freerealtime.com, Inc as audited by KPMG LLP, independent auditors, and are included elsewhere in this Form 10-SB.

     The statement of operations data for the three months ended June 30, 1999 and the balance sheet data as of June 30, 1999, are derived from our unaudited financial statements included in this Form 10-SB. The unaudited financial statements have been prepared on the same basis as our audited financial statements and, in our opinion include all material adjustments, consisting only of normal recurring adjustments, necessary to present fairly this unaudited financial information. The historical results are not necessarily indicative of results to be expected for future periods.

Statement of Operations Data:

(in thousands, except share and per share data)                         Quarter Ended
                                                 Year Ended                June 30
                                                  March 31,       ---------------------------
Revenues                                            1999             1998            1999
--------                                        -----------       ----------       ----------
  Advertising Revenue (gross)                   $      631                45              880
  Web-Host/Co-Brand Revenue                            179                 6              181
  Subscription Revenue                                 586                50              444
                                                ----------        ----------       ----------
     Total Revenues                                  1,396               101            1,505
---------------------------------------------------------------------------------------------

Cost of Revenues
  Market Data                                        1,896               170            1,169
  Co-location and Communications                       588                59              426
  Programming                                           54                19               12
     Other                                              29                19               10
                                                  ----------        ----------       ----------
  Total Cost of Revenues                             2,567               267            1,617
  Gross Profit                                      (1,171)             (166)           (112)
General, Administrative, Selling
 and Development Expenses
  Sales and Marketing                                  404                18             308
  General and Administrative                           552                 6             315
  Product Development                                   60                 9             144
  Non Cash Charges-Stock Option Grants                 316                 -             438
                                                 ----------        ----------       ----------
Total General, Administrative, Selling
 and Development Expenses                            1,332                33           1,205

Interest Expense                                       (18)               (3)             (3)
Goodwill Impairment                                   (528)                -               -
                                                ----------        ----------       ----------
   Loss before income tax provision/benefit         (3,049)             (202)         (1,320)
Income tax provision/benefit                           -0-                 -               -
                                                ----------        ----------       ----------
     Net Loss                                   $   (3,049)       $     (202)      $  (1,320)
--------------------------------------------------------------------------------------------

Net Loss per share:
  Basic and diluted                                   (.54)             (.04)           (.20)
  Shares used to compute basic and diluted       5,601,073         4,544,990       6,573,407
  net loss per share

                                                                                       As of
                                                                                    June 30, 1999
                                                                                    -------------
Balance Sheet Data:
Cash and cash equivalents                             $493                              $496
Working capital (deficit)                           (1,676)                           (2,246)
Total assets                                         1,132                             1,593
Total stockholders equity (deficit)                 (1,461)                           (1,991)

Overview

     Prior to the fiscal year commencing April 1, 1998 and ending March 31, 1999 ("Fiscal 1999), our operating activities consisted largely of developing our Freerealtime.com and BullSession.com Web sites, along with the systems and infrastructure necessary to support these sites. We have incurred substantial costs to date in creating and developing our Web sites. These costs include significant purchases of computer hardware and software, the hiring of software developers, technical support personnel, executive management, key strategic consultants, sales and marketing staff, accounting personnel, and administrative support personnel. Our spending has been focused on building brand awareness and other financial related content, and providing our users with seamless access to real-time market data. As a result, we have incurred significant net losses in each fiscal quarter since inception. We expect these net losses, as well as negative cash flow from operations, to continue for the foreseeable future as we plan to substantially increase our operating and capital expenditures in order to continue building site traffic and brand awareness. Our current sources of revenue with respect to the Freerealtime.com site include ad sales, sponsorship fees, web-hosting fees and co-branding revenues. For BullSession.com, our source of revenue is subscription fees.

     Our management efforts and strategies are oriented to enhancing our existing revenues, as well as developing new revenue opportunities. These efforts include (i) launching a new Freerealtime.com site in August 1999 that exhibits more robust functionality, additional content, and greater ease-of-use,
(ii) building our in-house direct ad sales force to increase revenues, (iii) pursuing higher prices, referred to as cost-per-thousand ("CPM"), for our ad impressions through greater use of user "targeting" ad serving technology and the addition of non-quote content pages, and (iv) focusing on revenue alternatives to ad sales, including sponsorship fees, new co-branding ventures, and opportunities in on-line transaction services. We also have strategies to drive growth in our subscriber base, and thereby increase our subscription fees, by enhancing our BullSession.com service and adding new subscription-based tools and content services. Apart from our efforts to grow our revenues, we believe that our costs per page view should continue to decline over time due to declining costs in programming, datafeed and other services from our suppliers as well as from the effect of spreading certain fixed costs over greater page view traffic. Though we expect to continue incurring net losses for the foreseeable future, we plan to continue to execute on these and other measures which are designed with an objective of achieving profitable operations, although we can not give any assurances that we will achieve such objective.

Results of Operations

     FISCAL YEAR ENDED MARCH 31, 1999

     Revenues

     For Fiscal 1999, total net revenue amounted to $1,396,000 and consisted primarily of the sale of on-line banner ads and sponsorships on Freerealtime.com (collectively 45% of total revenues) and subscriptions sold on BullSession.com (42% of total revenues). Additional net revenue was derived from Web-Hosting and Co-Branding contracts (13%).

     Revenue from advertising on FreeRealTime.com. For the twelve-months ended March 31, 1999, the company experienced sequential month-to-month growth in both page-views and, consequently, ad revenues. Total advertising revenue for this period was $631,000. Ad revenue during the first six months of Fiscal 1999 amounted to $198,000, versus the last six months of the fiscal year which totaled $433,000, representing growth of approximately 119%. This growth during the second half of the year was primarily due to the substantial increase in the number of users, page views, and ad impressions on the Freerealtime.com Web site during that period. The substantial increase in the number of users on the site was primarily due to a higher level of awareness of our Web sites by users of the Internet, which we believe is a result of user referrals, the appearance of our Web sites in the query lists of "search portal" Web sites, favorable publicity received for both Freerealtime.com and BullSession.com, and user traffic from our web-hosting and co-branding relationships. Due to limited capital resources we did not expend material amounts on advertising of our Web sites during Fiscal 1999.

     The ad revenue that we generate as a user views a page on our Web site is a function of the number of ad impressions on that page and the price, or CPM, at which we sold the ad impression to an advertiser. An "ad impression" is an advertisement that is displayed on a page view. We can have multiple impressions on a single page view. During the course of Fiscal 1999, and subsequent to the end of the fiscal year, we have increased the number of ad impressions per page. We are also attempting to increase the CPM for the ads that we sell. We believe that if we are successful in developing new content, enhancing existing quote and non-quote content pages, and building our in-house ad sales force, then our average CPMs are likely to increase, although there can be no assurance that we will be successful in realizing an increase in CPMs or that advertisers will continue to purchase ad space on the Internet, including on Freerealtime.com, at similar levels or on the same terms as they have in the past. We recognize revenue from the sale of banner advertisements as the ad impression is served or displayed. We recognize revenue from the sale of sponsorships over the period in which the sponsorship advertisement is served or displayed. In both cases, revenue is recognized only after there exists no further obligations on the part of the advertiser or Freerealtime.com, Inc. During Fiscal 1999 we relied on third party ad sales firms and networks to sell the substantial majority of our ad impressions. Subsequent to the end of Fiscal 1999, we added additional in-house salespeople and began to supplement the sales efforts of these ad sales networks. We record an appropriate allowance against potentially uncollectible accounts and/or write-off certain receivables as bad debts if they are deemed uncollectible. Our obligations typically include guarantees of a minimum number of impressions to the advertiser. To the extent minimum guaranteed impressions are not met, we have no contractual obligation to the advertiser to compensate them for un-filled impressions, nor does the advertiser have an obligation to pay for those un-filled impressions. We defer revenue recognition with respect to un-filled impressions until they are filled, if at all. If we were paid for un-filled impressions, we would either return such payment to the advertiser or issue credit to the advertiser against future impressions.

     REVENUE FROM SUBSCRIPTIONS SOLD ON BULLSESSION.COM. For Fiscal 1999, we experienced sequential month-to-month growth in both the number of subscribers and total subscription revenue. Total subscription revenue for this period was $586,000. Subscription revenue for the first six months of the year amounted to $140,000, versus the last six months of the year that totaled $446,000, representing growth of approximately 218%. This growth in subscription revenue is primarily attributable to the increase in the number of subscribers throughout the year resulting from increased marketing efforts and favorable publicity received for both Freerealtime.com and BullSession.com. Because we regularly advertise BullSession.com on our Freerealtime.com Web site, we believe the increased traffic on the Freerealtime.com site has contributed to the increase in subscribers on BullSession.com.

     Subscribers to our BullSession.com service generally use a credit card to purchase the service on either a monthly, quarterly or annual basis. We recognize subscription revenue on a monthly basis for the month in which the service is delivered. Any amounts prepaid for a quarterly or annual subscription are recorded as deferred revenue and amortized to revenue over the period the service is rendered. Monthly prices for the subscription service range from $26 to $50, depending on the level of services.

     REVENUES FROM WEB-HOSTING AND CO-BRANDING VENTURES. For Fiscal 1999, total revenues from these web-hosting and co-branding ventures amounted to $179,000, of which $163,000 (approximately 91%) resulted from our Web-hosting relationships with Infospace.com and Zacks.com. Pursuant to agreements that may expire, if not renewed, during Fiscal 2000, we receive a monthly fee to host Web traffic for Infospace.com and Zacks.com by registering their users and providing them access to our market data and financial content on Freerealtime.com. Co-branding relationships with BigCharts.com, Marketguide.com, and WWQuote.com resulted in $16,000 in total revenue for Fiscal 1999, reflecting our share of net advertising revenue generated from the sale of ad impressions on co-branded pages. Under co-branding arrangements, we either provide content to or receive content from a third party Web site and arrange such content on a page, which may be on either our or the co-brand partner's Web site, with brand identification for both parties. Typically one of the parties is responsible for selling the ad impressions on the page views and both parties share, on a negotiated basis, in the ad revenue generated on the co-branded page views. Subsequent to the end of Fiscal 1999, we have entered into new co-branding contracts and we expect that co-branded ad revenues will represent a material portion of our revenue in future periods.

     Cost of Revenues

     Cost of revenues include the following expenditures: payments to the stock exchanges for real-time market data, costs for data center operations incurred with a third party "co-location" provider, datafeed, programming and other content costs, and other costs. Cost of revenues for the twelve-months ended March 31, 1999 amounted to $2,567,000, or 184% of revenues. Stock exchange fees represented the majority of these costs and amounted to $1,896,000or 74% of total cost of revenues. Subsequent to the end of Fiscal 1999, certain costs of revenues decreased substantially on a per-page view basis. In the first quarter of Fiscal 2000 ending June 30, 1999, the NASDAQ reduced market data fees by approximately 50%, and the NYSE and AMEX Exchanges have announced similar fee reductions that are expected to take effect prior to the end of Fiscal 2000. Additionally, we renegotiated and amended our datafeed and co-location provider contracts to result in significant reductions in our per-page view costs for these services. Despite these declines in our unit costs, we anticipate that total cost of revenues will continue to increase over the foreseeable future as we realize growth in the users and page views on our Web sites.

     Operating Expenses

     SALES AND MARKETING. Sales and Marketing expense for the twelve months ended March 31, 1999 totaled $404,000 (29% of revenues), and primarily reflected advertising commissions paid to third party ad sales firms and networks that represented the Freerealtime.com Web site to advertisers and media buyers, and amounts paid to a marketing consulting firm engaged to manage our advertising sales function and to direct the overall marketing efforts of the company, including managing our relationships with AdSmart and other ad sales networks and building an in-house ad sales force responsible for selling banner ads, buttons, and sponsorships on Freerealtime.com. Subject to the availability of sufficient funds, we plan to hire additional sales and marketing personnel, and to implement new marketing programs during Fiscal 2000. As such, we anticipate that total sales and marketing expense will increase over the foreseeable future; however, sales and marketing expense as a percentage of net revenues may fluctuate depending on the timing of the addition of new sales and marketing personnel and on new marketing initiatives.

     GENERAL AND ADMINISTRATIVE. General and administrative expense totaled $552,000, (40% of revenues), for Fiscal 1999. General and administrative expense consists primarily of compensation and benefits for various administrative and technical personnel, fees for independent consultants providing management advisory and investor relations services, occupancy costs, legal and accounting fees, depreciation, insurance, telecommunications costs, provision for uncollectible amounts, and other overhead costs. We plan to hire additional personnel in all areas of the organization including management, customer support, accounting, and administrative support during Fiscal 2000. As such, we anticipate that general and administrative expenses will increase over the foreseeable future; however, general and administrative expense as a percentage of net revenues may fluctuate depending on the timing of the addition of these new personnel and of future expenditures in general and administrative related activities.

     PRODUCT DEVELOPMENT. Product development expense primarily consists of compensation and benefits for software developers, as well as fees paid to third party developers and systems consultants. These individuals are located primarily in Calgary, Alberta. Total Product Development expense for the twelve months ended March 31, 1999 was $60,000 (4% of revenues). This represents cash compensation paid to these individuals for the period. In addition, certain of these employees have received non-cash compensation in the form of stock option grants. Such non-cash compensation is reflected in our financial statements as unearned compensation and is amortized as an expense to the company as described below under "Non Cash Charges-Stock Option Grants". We employ a technical staff that includes a Vice President of Development, several developers and programmers, and a Systems Administrator. These individuals, along with third party consultants, have developed and maintained our Web sites during Fiscal 1999. To date, all internal product development costs have been expensed as incurred. We believe that significant investments in product development are required to remain competitive. Consequently, we plan to hire additional personnel in this area of the organization including product managers, additional software developers, and quality assurance personnel. As such, we anticipate that product development expense will increase over the foreseeable future as we continue to enhance our existing Web sites and develop new products; however, product development expense as a percentage of net revenues may fluctuate depending on the timing of the addition of these new personnel and related overhead.

     GOODWILL. We incurred $528,000 of goodwill upon the merger of FreeRealtime.com and FIFC-Delaware, of which the entire amount was charged to expense during the fiscal year ended March 31, 1999. For a more detailed discussion see Note 6 to Notes to Financial Statements.

     NON CASH CHARGES-STOCK OPTION GRANTS. During Fiscal 1999, we recorded aggregate unearned compensation of $520,000 reflecting the grant of stock options to employees and non-employees. These options were granted at exercise prices less than the deemed fair market value of the underlying common stock on the grant date. We also expect to record additional unearned compensation in the first quarter ended June 30, 1999 to reflect additional option grants at exercise prices less than the deemed fair market value of common stock on the grant date. The deferred compensation is being amortized to compensation expense over the vesting period of the options. Of the total deferred compensation of $520,000 recorded during Fiscal 1999, $316,000 of was amortized as a non-cash charge during Fiscal 1999 and the balance of $204,000 will be amortized in future periods. See Note 6 of Notes to Financial Statements.

     Interest Income (Expense), Net

     Net interest expense of $18,000 for the year ended March 31, 1999 primarily resulted from interest incurred on debt obligations, including a bank loan, capital leases, and loans from an officer and director; partially offset by interest income earned on our cash balances.

     Income Taxes

     We have incurred losses since inception, and anticipate losses for the foreseeable future. We have therefore recorded no provision for income taxes in Fiscal 1999. Deferred tax assets for the year ended March 31, 1999 which would otherwise reflect the tax net operating loss carryforwards existing at the balance sheet date, as well as the taxable temporary differences in the treatment of certain items are fully offset by valuation allowances. We will re-assess the need to record such valuation allowances, or a current or deferred tax liability as appropriate, over future periods. For a more detailed discussion see Note 5 of Notes to Financial Statements.

     THREE MONTHS ENDED JUNE 30, 1999 COMPARED TO THE THREE MONTHS ENDED JUNE 30, 1998

     Revenues

     Revenues increased from $101,000 in the three months ended June 30, 1998 to 1,505,000 for the three months ended June 30, 1999. The increase in revenue, which is comprised primarily of ad sales and subscription fees, was a direct result of the substantial increase from period to period in the number of users, page views, and ad impressions on the Freerealtime.com Web site and in the number of subscribers on the BullSession.com Web site.

     Revenue from advertising on Freerealtime.com increased from $45,000 in the three months ended March 31, 1998 to $880,000 in the three months ended June 30, 1999. Revenue from subscriptions to the BullSession.com Web site increased from $50,000 in the three months ended June 30, 1998 to $444,000 in the three months ended June 30, 1999. Revenue from web-hosting and co-branding ventures increased from $6,000 in the three months ended June 30, 1998 to $181,000 during the three months ended June 30, 1999.

     Cost of Revenues

     Cost of revenues increased from $267,000 in the three months ended June 30, 1998 to $1,617,000 for the three months ended June 30, 1999. The period to period increase was the result of the substantial increase in the site traffic on our Web sites as most of the components of cost of revenues are based on certain measures of site traffic volume, including the number of real-time quotes, the number of periodic users, and the amount of communications bandwidth utilized. Cost of revenues as a percent of revenues was 264% for the three months ended June 30, 1998 as compared to 107% for the three months ended June 30, 1999. This change was primarily the result of reduced rates paid for real-time quotes from the Exchanges and reduced datafeed costs as a result of an amendment of our datafeed contract with our supplier, as well as from economies of scale associated with higher volumes of Web-site traffic and revenues.

     Operating Expenses

     SALES AND MARKETING. Sales and Marketing expense increased from $18,000 in the three months ended June 30, 1998 to $308,000 for the three months ended June 30, 1999. Sales and Marketing expense as a percent of revenues was 18% for the three months ended June 30, 1998 as compared to 20% for the three months ended June 30, 1999. The period to period increase on an absolute dollar and percentage basis was primarily the result of increased advertising sales commissions paid to third party ad sales firms, as well as increased costs of additional employees and consultants retained to manage our advertising sales function and to direct the overall marketing efforts of the Company, including the development of an in-house ad sales force and new marketing programs during Fiscal 2000.

     GENERAL AND ADMINISTRATIVE. General and administrative expense increased from $6,000 in the three months ended June 30, 1998 to $315,000 for the three months ended June 30, 1999. General and administrative expense as a percent of revenues was 6% for the three months ended June 30, 1998 as compared to 21% for the three months ended June 30, 1999. The period to period increase on an absolute dollar and percentage basis was primarily the result of increased costs of additional personnel, including administrative and technical personnel, fees for independent consultants providing management advisory and investor relations services, as well as greater occupancy costs, legal and accounting fees, telecommunications costs, and other overhead costs associated with managing our rapid growth in traffic on our Web sites.

     PRODUCT DEVELOPMENT. Product development expense increased from $9,000 in the three months ended June 30, 1998 to $144,000 for the three months ended June 30, 1999. Product development expense as a percent of revenues was 9% for the three months ended June 30, 1998 as compared to 10% for the three months ended June 30, 1999. The period to period increase on an absolute dollar and percentage basis was primarily the result of costs of additional personnel, including costs for software developers, as well as fees paid to third party developers and systems consultants.

     NON-CASH CHARGES-STOCK OPTION GRANTS. For the three months ended June 30, 1999, we recorded amortization of aggregate unearned compensation of $438,000 which was the result of a significant amount of stock options vesting during the three months ended June 30, 1999. We recorded no amortization of aggregate unearned compensation for the three months ended June 30, 1998. As the deferred compensation expense is amortized based on the vesting period of the granted stock options, we expect there will be material variations in the amount of this expense from quarter to quarter and that quarterly comparisons of such expense are not meaningful.

     Interest Income (Expense), Net

     Net interest expense did not increase from period to period, and was $3,000 in the three months ended June 30, 1998 and $3,000 for the three months ended June 30, 1999.

     Income Taxes

     We have incurred losses since inception and again during the quarter ended June 30, 1999, and anticipate losses for the foreseeable future. We have therefore recorded no provision for income taxes in the quarter ended June 30, 1999. Deferred tax assets for the quarter ended June 30, 1999 which would otherwise reflect the tax net operating loss carryforwards existing at the balance sheet date, as well as the taxable temporary differences in the treatment of certain items, are fully offset by valuation allowances. We will reassess the need to record such valuation allowances, or a current or deferred tax liability as appropriate, over future periods.

Liquidity and Capital Resources

     To date, our operations have been financed primarily from, the sale of equity securities, and to a lesser extent, a non-revolving loan from Royal Bank in Calgary, loans from stockholders, Directors, and other outside parties, and from capital lease arrangements. As of June 30, 1999, approximately $496,000 in cash and cash equivalents was on hand. All but $34,000, which was restricted as collateral by Royal Bank, was available to the company.

     Operating Activities

     We used net cash in our operating activities in the amount of $374,000 during Fiscal 1999, and $ 47,000 during the three months ended June 30, 1999, which was primarily the result of our net losses for these periods and an increase in accounts receivable, partially offset by an increase in accounts payable and accrued liabilities, as specified below:

                 Year Ended March 31, 1999                                   Three Months Ended June 30, 1999
                 -------------------------                                   --------------------------------
         .  Net loss of approximately $3,049,000;                         . Net loss of approximately $1,320,000;
         .  An increase in accounts receivable of                         . An increase in accounts receivable of approximately
            approximately $424,000;                                         $415,000;
         .  An increase in accounts payable and accrued expenses of       . An increase in accounts payable and accrued expenses
            approximately $2,078,000;                                       of approximately $1,189,000;
         .  Depreciation of approximately $47,000;                        . Depreciation of approximately $24,000;
         .  Non-cash charges-stock-option grants of                       . Non-cash charges-stock option grants of
            approximately $316,000;                                         approximately $438,000.
         .  Goodwill impairment charge $528,000.

Accounts payable increased as a result of an overall increase in our cost of sales and operating expenses over the course of Fiscal 1999, and in the months ended June 30, 1999, as our business has grown during these same periods. This increase in accounts payable primarily reflects amounts due in arrears as of March 31, 1999 and June 30, 1999 to our major suppliers of market data. Subsequent to the end of June 30, 1999, we have received sufficient net proceeds from the sale of equity securities to fund the payment of these accrued accounts payable. The amount of our accounts receivable at each period-end varies, primarily due to the timing of revenue recognition associated with the running of our advertising and sponsorship campaigns, and the growth in our Web-host related revenue and subscription revenue. To date, we have not experienced material collection difficulties, but have recorded certain write-offs of bad debts as well as an allowance for uncollectible accounts.

     Investing Activities

     Cash used in investing activities was approximately $246,000 during the year ended March 31, 1999 and approximately $13,000 during the three months ended June 30, 1999, and consisted of property and equipment expenditures in both periods.

     Financing Activities

     Net cash provided by financing activities was approximately $1,058,000 during the year ended March 31, 1999 and approximately $63,000 during the three months ended June 30, 1999. Cash used in financing activities during these periods was approximately $157,000 and $362,000, respectively, and consisted of payments of debt obligations and stock issuance costs. Cash provided by financing activities during these same periods was approximately $1,215,000 and $425,000, respectively, which consisted primarily of proceeds from the sale of common stock.

     We have no material financial commitments other than obligations under our bank loan agreements, and to several of our stockholders, and under our leases. Subject to cash availability, we anticipate significant increases in our operating and capital expenditures over the foreseeable future, including:

         . web-site development and enhancement for Freerealtime.com and BullSession.com, including functionality, content, and back-end systems;
         . computer servers and other computer equipment to support growth in site traffic;
         .  software developers and computer programmers;
         .  information systems management;
         .  bandwidth and networking equipment and infrastructure;
         . computer equipment and furniture and fixtures for new employees and facilities expansion;
         . additional personnel in the areas of sales, marketing, business development, customer support, accounting, and administration;
         .  increased promotional activities and branding efforts;
         .  content development and acquisition;


     In addition to purchasing computer hardware, software, and office equipment, we also lease certain equipment under short term and long term leases with terms ranging from one to three years. We may exercise purchase options at the end of the lease terms if determined to be favorable to replacing such items at that time through lease renewal or capital acquisition. During Fiscal 2000 we plan to spend up to $500,000 for additional computer hardware, software, office equipment, and tenant improvements. We lease our Irvine, California facility under a noncancelable operating lease that expires on May 31, 2000. We lease our Calgary, Alberta facility under a noncancelable operating lease which expires on February 28, 2000. We currently intend to renew our Irvine lease, but do not intend to renew the Calgary lease as we intend to relocate our Calgary operations to a larger facility sometime in Fiscal 2000. We will incur additional costs related to the relocation of the Calgary facility and may have to pay rent on two leases for a period of time.

     The timing of these additional capital and operating expenditures, as well as the timing of hiring additional personnel to support our growth plans, and our ability to continue sustaining net losses and negative cash flows from operations will depend largely on our ability to continue to obtain additional capital through financing transactions. The failure to raise such capital when needed could have a material adverse effect on our business, operating results, and our financial condition. If additional funds are raised through the sale of equity, or convertible debt securities, the percentage ownership of our stockholders will be reduced, our stockholders may experience significant dilution and these securities may have rights, preferences, or privileges senior to those of our common stockholders. There can be no assurance that additional financing will be available to us or on terms favorable to us. If adequate capital funds are not available or are not available on acceptable terms, our ability to fund our current growth plans and to take advantage of unanticipated opportunities, develop or enhance our Web sites, or otherwise respond to competitive pressures, could be significantly limited. Based on net proceeds received from the sale of equity securities subsequent to the end of Fiscal 1999, and management contingency plans to curtail our growth plans and reduce our current scope of operations in the event that additional capital funds are not available to us, management believes we can continue our operations through Fiscal 2000.

     During Fiscal 1999 we completed two private equity financings in which we sold an aggregate of 965,000 shares of common stock for a total proceeds of $965,000. Subsequent to the end of Fiscal 1999 we completed two private equity financings in which we sold an aggregate of 1,011,200 shares of Common Stock and stock purchase warrants to purchase 182,500 shares of Common Stock for total proceeds of $4,873,500. For a more detailed discussion see "Market for Common Equity and Related Stockholder Matters -- Recent Sales of Unregistered Securities." Concurrent with the second private equity financing in September 1999, we entered into a strategic co-marketing and cross-licensing agreement with Telescan, Inc. ("Telescan") covering certain of each other's Web-based products and services. Telescan purchased $3,000,000 of the shares of Common Stock sold in the private equity financing.

Item 3. Description of Property
-------------------------------

     Our principal administrative, marketing, and management facilities are located in approximately 3,800 square feet of office space in Irvine, California which is subleased from South Coast Financial Securities, Inc., a California corporation. The term of the sublease began on February 22, 1999 and will terminate on May 31, 2000. There is no existing option to extend the sublease. Our research development facilities are located in approximately 1,900 square feet of office space in Calgary, Alberta, Canada. The term of the lease is for one year for the period covering August 1, 1998 through July 31, 1999. This lease was extended through February 28, 2000 commencing on August 1, 1999, and provides us with an option to renew for an additional year beyond February 28, 2000. Due to our growth, we believe we will require more office space beginning in 2000. All of our communications, network, and server infrastructure are hosted in the Exodus Communications data centers in Jersey City, New Jersey and Irvine, California. Any system failure at these locations could lead to interruptions, delays, or cessations in service to our members, which could have a material adverse effect on our business, results of operations and financial condition.

Item 4. Security Ownership of Certain Beneficial Owners and Management.
----------------------------------------------------------------------

     The following table sets forth, as of October 15, 1999, the number of shares and percentage of voting interest (on a fully diluted basis) represented by shares of Common Stock held by each of our directors and executive officers and of each person who beneficially owns more than 5% of our Common Stock. Except as specified below, management is not aware of any individual or entity that owns 5% or more of the voting securities of the Company; unless otherwise stated, each of the stockholders below has sole voting and dispositive power with respect to shares beneficially owned by stockholder.

     Name and Address of             Number of Shares of                Percentage of
     Beneficial Owner/(1)/              Common Stock                        Class
     --------------------            -------------------                -------------
Brad Gunn                                2,735,002/(2)/                      29.8
Stuart Robson                              777,786/(3)/                       8.5
John Gunn                                  303,771                            3.3
Telescan                                   600,000                            6.5
All directors, officers
 and beneficial owners
 of 5% or more
 as  a group                             4,416,559                           48.1

(1) The address for each of Messrs. Gunn, Robson and Gunn is 3333 Michelson Drive, Suite 430, Irvine, California 92612. The address for Telescan is 5959 Corporate Drive, Suite 2000, Houston, Texas 77036.

(2) Includes 118,901 shares which Mr. Gunn has the option to acquire at an exercise price of $0.40 per share and 59,451 shares which Mr. Gunn has the option to acquire at $1.00 per share.

(3) Includes 302,400 shares which Mr. Robson has the option to acquire at an exercise price of $0.10.

Item 5.   Directors, Executive Officers, Promoters and Control Persons
----------------------------------------------------------------------

     The following table sets forth the names and principal positions of the directors and executive officers of the Company as of September 29, 1999:

              Name                                Age                                     Title
---------------------------------    --------------------------    ------------------------------------------------
Brad G. Gunn                                      30               President, Chief Executive Officer, Chief
                                                                   Financial Officer & Director
Stuart Robson                                     38               Executive Vice President of Operations &
                                                                   Director
Darrell Nash                                      23               Vice President, Development
John Gunn                                         57               Director

Brad G. Gunn, is our President, Chief Executive Officer and Chief Financial Officer. He has operated in this capacity since 1996. As a co-founder, Mr. Gunn has spent the last two years with the Company involved in strategic planning, overseeing the development teams, overseeing revenue initiatives, raising financing, acting as a subscriber liaison and overseeing market research, developing new products, developing new strategic alliances, and managing existing strategic relationships. Mr. Gunn was previously an equities trader with the Toronto Dominion Bank, and an equities trader and options specialist with Royal Bank of Canada. In 1992, Mr. Gunn received a bachelor's degree in Economics with a minor in Management from The University of Calgary. Mr. Gunn is also a member of the Board of Directors and has served as such since 1996.

Stuart Robson, has been our Executive Vice President of Operations since 1996. Mr. Robson is responsible for. the orderly operation and administration of billing, customer service, contract administration and negotiation, and data operations. Prior to joining us, Mr. Robson worked as Vice President Marketing for Netway Internetworking Technologies, Inc., an Internet software startup. Mr. Robson's previous experience includes owning and operating an international grain marketing company. Mr. Robson is also a member of the Board of Directors and has served as such since 1996.

Darrell Nash, is our Vice President of Development. Mr. Nash oversees all technical responsibilities for the company, including managing the development teams, designing and implementing the system architecture, capacity planning, ordering and installing hardware, and dealing with our strategic alliance technical groups. He has been with us since our inception. Prior to joining us, Mr. Nash worked as a system administrator and web site administrator for the Department of Computer Science. In 1997, Mr. Nash received a bachelor's in Computer Science from the University of Calgary.

John Gunn, is a Director of the Company. Mr. Gunn has 28 years of general business and management experience and has particular expertise in the area of corporate negotiations in an international setting. Mr. Gunn received his Master of Science in Engineering from The University of Alberta in 1968. Mr. Gunn has served as a member of the Board of Directors since 1997.

Family Relationships

     John Gunn, a member of the Board of Directors, is the father of Brad Gunn, our President, Chief Executive Officer, and Chief Financial Officer.

Item 6. Executive Compensation
------------------------------

     The tables below set forth certain information concerning the annual rates of compensation paid by us to our executive managers, for each of the last three completed fiscal years ending March 31, 1999.

                           Summary Compensation Table

                                          Annual Compensation                           Long-Term Compensation
                                  -----------------------------------          --------------------------------------
                                                                                                          Securities
           Name and                                                               Restricted Stock        Underlying
           Position                   Year              Salary                         Awards              Options
-------------------------------   ------------   --------------------          ---------------------      -----------
Brad G. Gunn                          1997              $ 5,300                          $0                        0
  CEO, CFO and President              1998                    0                           0                        0
                                      1999                    0                           0                  356,703
Stuart Robson                         1997                    0                           0                        0
  EVP Operations                      1998                4,700                           0                        0
                                      1999               64,652                           0                  302,405
Darrell Nash                          1997                    0                           0                        0
  VP Development                      1998                6,060                           0                        0
                                      1999               27,327                      87,194                   44,390

     The following table sets forth certain information with respect to grants of options during Fiscal 1999 to our Executive Officers.

                      Option Grants in Last Fiscal Year(1)


                                          Number of          Percent of Total
                                          Securities             Options
                                          Underlying            Granted to            Exercise or
                                           Options             Employees in           Base Price            Expiration
                Name                      Granted (#)          Fiscal Year            (per Share)              Date
     --------------------------           -----------        ----------------         -----------           ----------
     Brad Gunn                               118,901               15.2%                   $0.40           06/10/2000
                                             237,802               30.3%                    1.00           06/01/2001
       Subtotal.................             356,703               45.5%

     Stuart Robson                           143,870               18.4%                    0.10           06/10/2000
                                             158,535               20.2%                    0.10           12/10/2000
       Subtotal.................             302,405               38.6%

     Darrell Nash                             44,390                5.7%                    0.10           06/10/2000

     (1) There were no SAR awards in the last fiscal year.

     The following table sets forth certain information with respect to options exercised during Fiscal 1999 and exercisable and unexercisable options held by the Executive Officers as of March 31, 1999.

                      Aggregated Year-End Option Values/(1)/


                               Number of Securities Underlying             Value Of Unexercised In-The-Money Options
                              Unexercised Options at Fiscal Year                     At Fiscal Year End(2)
       Name                   Exercisable          Unexercisable            Exercisable            Unexercisable
------------------            -----------          -------------            -----------            -------------
Brad Gunn                             0                  356,703                    $0                 $71,341(3)

Stuart Robson                         0                  302,405                     0                 272,165(4)

Darrell Nash                          0                   44,390                     0                  39,951

-----------------------
(1)  There were no options exercised in this last Fiscal Year.

(2) Based on the fair market value as determined by the Board of Directors of $1.00, minus the exercise price of the option, multiplied by the number of shares to which the option relates.

(3) This number reflects 118,901 options to purchase shares of Common Stock at an exercise price of $0.40 and 237,802 options to purchase shares of Common Stock at an exercise price of $1.00.

(4) This number reflects 143,870 options to purchase shares of Common Stock at an exercise price of $0.10 and 158,535 options to purchase shares of Common Stock at an exercise price of $0.10.

Item 7. Certain Relationships and Related Transactions
------------------------------------------------------

     Brad Gunn loaned the Company approximately $71,896 (Canadian) pursuant to a note dated April 1, 1998 with interest at 10% per annum and a final due date of March 31, 2001. At the end of Fiscal 1999, the unpaid balance on the note was approximately $38,328 (Canadian).

     We are unaware of any other transactions during the last two years in which we were a party and any of our directors or executive officers, or any family member of our directors or officers, had a direct or indirect material interest.

Item 8. Description of Securities.
---------------------------------

     The following description of our capital stock and certain provisions of our Articles of Amendment and Restatement of Articles of Incorporation (the "Articles") and Bylaws is a summary and is qualified in its entirety by the provisions of the Articles and Bylaws, which have been filed as exhibits hereto.


     General

     Our Articles provide that we are authorized to issue 50,000,000 shares of Common Stock, no par value per share. As of October 15, 1999, 7,565,764 shares of Common Stock were outstanding and held of record by approximately 90 stockholders. We are also authorized to issue 5,000,000 shares of preferred stock, no par value per share. No shares of preferred stock are currently issued and outstanding.


     Common Stock

     The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. The holders of Common Stock are not entitled to cumulative voting rights with respect to election of directors, and as a consequence, minority stockholders will not be able to elect directors on the basis of their shares alone. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors of legally available funds, subject to any preferences that may be applicable to any shares of preferred stock issued in the future. In the event of our liquidation, dissolution and winding up, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of Common Stock are fully paid and nonassessable.


     Preferred Stock

     The Board of Directors has the authority to issue up to 5,000,000 shares of preferred stock. The holders of Preferred Stock, as a group, are entitled to preference upon our dissolution or winding up to 10% of our assets to be distributed pro rata to the holders of the Preferred Stock prior to any distributions to holders of the Common Stock. Our Board of Directors has the authority to issue the remaining unissued authorized preferred shares and to fix the powers, preferences, rights and limitations of such shares or any class or series thereof, without shareholder approval. Persons acquiring such shares could have preferential rights with respect to voting, liquidation, dissolution or dividends over existing stockholders. Shares could be issued to deter or delay a takeover or other change in control. We have no current plans to issue any shares of preferred stock.


PART II

Item 1. Market Price of and Dividends on Our Common Equity and Other Shareholder
--------------------------------------------------------------------------------
Matters.
-------

     Our Common Stock has been quoted and traded in the over-the-counter market on the NASD OTC Bulletin Board system under the symbol "FRTI" since September 1998. The following table indicates high and low bid and asked quotations for our Common Stock for the periods indicated. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not reflect actual transactions.

                              Calendar 1999                 Calendar 1998
                          ----------------------        -----------------------
Calendar Quarter             High        Low               High         Low
                          ----------  ----------        ----------   ----------
Quarter One               20.000       4.750
Quarter Two               10.125       6.625
Quarter Three(1)          10.125       5.000                 7.188        6.500
Quarter Four                                                 9.500        4.000

-------------------
(1) Third quarter results for Calendar 1998 reflect information available for September 21 through September 30 only.

     As of October 15, 1999, there were approximately 90 holders of record of our Common Stock. We have not declared any dividends and do not intend to declare any dividends in the foreseeable future.

Item 2. Legal Proceedings
-------------------------

     We are aware of no pending or active legal proceedings involving Freerealtime.com or any of our properties.


Item 3. Changes in and Disagreements with Accountants.
-----------------------------------------------------

     Our principal accountant is KPMG LLP of Costa Mesa, California. Their report through March 31, 1999 did not contain any adverse opinion or disclaimer, nor were there any disagreements between management and our accountants.


Item 4. Recent Sales of Unregistered Securities
-----------------------------------------------

     As discussed above, Freerealtime.com resulted from the merger of FIFC-Delaware and Pub Singin. Accordingly, information concerning the recent sales of unregistered securities is provided for each of the entities that collectively constitute Freerealtime.com.

     FIFC-Delaware. FIFC-Delaware was merged into Freerealtime.com in September 1998. Prior to the merger, FIFC-Delaware had completed two issuances of its common stock. The first occurred on July 31, 1998, pursuant to the acquisition of FIFC-Alberta by FIFC-Delaware. In this offering, FIFC-Delaware issued 4,544,990 shares of common stock to the former stockholders of FIFC-Alberta in exchange for their shares of common stock of FIFC-Alberta. FIFC-Delaware relied on the registration exemption in Section 4(2) of the Securities Act of 1933 (the "1933 Act") to issue these shares without registration. As a result of this acquisition, FIFC-Alberta became a wholly owned subsidiary of FIFC-Delaware. The second offering occurred in August 1998. In this offering, the FIFC-Delaware issued 215,000 shares of its common stock at $1.00 per share for a total of $215,000. FIFC-Delaware relied on the registration exemption in Section 4(2) of the 1933 Act to issue these shares without registration. The offering was subscribed to by eleven investors. No underwriters were involved in either of these sales.

     Pub Singin. In September 1997, Pub Singin issued 5,680,000 shares common stock at $.005 per share for a total of $2,840. The shares were sold to approximately 29 investors all of whom executed subscription agreements in connection with their purchases. Pub Singin relied on the registration exemption in Rule 504 of the 1933 Act to issue these shares without registration. The primary qualifying factor for a Rule 504 exemption is an offering price of less that $1,000,000. Pub Singin changed its name to Freerealtime.com, Inc., immediately prior to its merger with FIFC-Delaware.

     Freerealtime.com. Since our merger with FIFC-Delaware, we have completed three issuances of additional common stock. In October 1998, we sold a total of 750,000 shares to three investors for $750,000 (less cash costs incurred of approximately $75,000 and excluding issuance costs paid by issuing 500,000 shares of common stock valued at $500,000). We relied on the registration exemption in Rule 504 of the 1933 Act to issue these shares without registration. No underwriters were involved in this offering.

     The second issuance occurred during June and July 1999. In this issuance we offered 1,250,000 units at $4.00 per unit consisting of one share of common stock and one warrant to purchase an additional share of common stock at $4.75. Seven elected to participate and 182,500 units were sold for a total of $730,000 (less costs incurred of approximately $100,000). We relied on the registration exemption in Section 4(2) of the 1933 Act to issue these units without registering the underlying securities. No underwriters were involved in this offering.

     The third issuance occurred during September and October 1999. We relied on the registration exemption in Section 4(2) of the Securities Act of 1933 to issue these shares without registration. Twenty investors purchased 828,700 shares for a total purchase price of $4,143,500 (less costs incurred of approximately $425,000, a portion of which was paid with 16,574 shares of common stock in lieu of cash) as of the date of the filing of this Amendment No. 1 to Form 10-SB. No underwriters were involved in this offering. The offering was still open as of the date of the filing of this Amendment No. 1 to Form 10-
SB.

     While we believe that all of the issuances discussed above qualified for either the Rule 504 or Section 4(2) exemption from registration, a court could determine that these issuances did not qualify for either exemption. If that were to occur, we would be in violation of the Securities Laws and we could be exposed to liability for damages suffered by our investors.


Item 5. Indemnification of Directors and Officers.
-------------------------------------------------

     Our Amended and Restated of the Articles of Incorporation give our Board of Directors the power to indemnify any person who is or was our director, officer, or agent, or any person who served or is serving at our request as a director, officer, or agent of another enterprise. The indemnification covers instances where the present or former director, officer or agent is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in our right), by reason of the fact that he is or was our director, officer or agent.

     We may indemnify such director, officer or agent against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in our best interests and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. In the case of any threatened, pending or completed action or suit by or in our right, the indemnification available to such an director, officer or agent is limited to expenses (including attorney's fees) actually or reasonably incurred by him in connection with the defense or settlement of such action, if he acted in good faith and in a manner he reasonably believed to be in our best interests. In this instance however, no indemnification shall be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of his to duty to us unless and only to the extent that the court in such action or suit determines that such person is fairly and reasonably entitled to indemnification for such expenses which court deems proper.

     Additionally, we may (i) pay such expenses in advance of the final disposition on any action, suit or proceeding upon receipt of an undertaking by or on behalf of the potentially indemnified person to repay such amount unless it is ultimately determined that he is entitled to be indemnified by us, and
(ii) purchase insurance on behalf of any person who is our director, officer or agent against any liability asserted against him whether or not we would have the power to indemnify him against such liability.


PART F/S

     The Financial Statements, Interim Financial Statements and Notes thereto can be found beginning on page FS-1 "Index to Financial Statements" following the signature page hereof.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Act of 1934, as amended, the registrant has duly caused this Amendment No.1 to Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized, on this the 18th day of October 1999.

                                  FREEREALTIME.COM


                                  By:  /s/ Brad G. Gunn
                                       --------------------------------------
                                           Brad G. Gunn
                                           President, Chief Executive Officer
                                             and Chief Financial Officer



     Pursuant to the requirements of the Securities Act of 1934, as amended, this Amendment No.1 to Form 10-SB has been signed by the following persons in the capacities indicated on this the 18th day of October, 1999.

           Name                                Title
           ----                                -----


/s/ Brad G. Gunn                President, Chief Executive Officer, Chief
----------------------------    Financial Officer & Director
Brad G. Gunn


   *                            Executive Vice President, Business Development,
----------------------------    & Director
Stuart Robson


   *                            Director
----------------------------
John Gunn


* By: /s/ Brad G. Gunn
      ----------------------
      Brad G. Gunn
      Attorney-in-fact

Exhibit
  No.                                 Description
-------                               -----------

2.1.1*    Articles of Amendment and Restatement of the Articles of Incorporation

2.1.2*    Articles of Amendment

2.2*      Bylaws

6.1* Agreement for Receipt and Use of Market Data between First International Financial Corporation and the New York Stock Exchange, Inc., dated December 23, 1997 pursuant to which Freerealtime.com obtains certain information relating to the New York Stock Exchange and the American Stock Exchange

6.2.1+* NQDS Information Vendor Agreement between The Nasdaq Stock Market, Inc. and First International Financial Corporation (Alberta), dated March 25, 1997 pursuant to which Freerealtime.com obtains certain market information relating to the Nasdaq National Market and the National Small Cap Market

6.2.2* Amendment to Attachment A - System Description of NQDS Information Vendor Agreement, dated April 25, 1997

6.2.3* Addendum to the Vendor Agreements for Level 1 Service and Last Sale Service of The National Stock Market, Inc., between The Nasdaq Stock Market, Inc., and First International Financial Corporation (Alberta), dated May 20, 1999 adjusting subscriber pricing and revenue guarantees

6.3.1* S&P Comstock Information Distribution License Agreement between S&P Comstock, Inc. and First International Financial Corporation (Alberta), dated June 13, 1997 pursuant to which Freerealtime.com obtains certain securities and commodities prices and other data.

6.3.2* Addendum to Exhibit C of License Agreement by and between S&P Comstock, Inc. and First International Financial Corporation (Alberta), dated June 13, 1997 allowing First International Financial Corporation to operate a second site

6.4* Options Price Reporting Authority Vendor Agreement, between First International Financial Corporation (Alberta) and the American Stock Exchange, Inc., Chicago Board Options Exchange, Incorporated and Philadelphia Stock Exchange, Inc., dated August 12, 1997 pursuant to which Freerealtime.com obtains market information relating to options

6.5*      Representation Agreement between 2CAN Media, Inc. and
          Freerealtime.com, dated March 10, 1999 relating to advertising sales representation for FreeRealtime.com

6.6* Letter Agreement between Arete Advisors & Investors, Inc. ("Arete") and FreeRealtime.com, Inc., dated January 27, 1999 relating to certain consulting services to be supplied Arete

6.7* Letter Agreement between the Lawson Marketing Group ("Lawson") and FreeRealtime.com, dated April 14, 1999 relating to certain consulting services to be provided by Lawson

6.8.1* Letter Agreement between Neufeld & Co. and Freerealtime.com dated April 5, 1999 relating to certain consulting services

6.8.2* Letter Agreement between Neufeld & Co. and Freerealtime.com dated July 15, 1999 relating to certain consulting services

____________
+    Attachments available from the Company upon request.

*    Previously filed with Form 10-SB

Exhibit
  No.                                Description
  --                                 -----------

6.9* Lease between Daniel Pearse & Associates Ltd. and First International Financial Corporation, dated June 17, 1997, relating to facilities located in Calgary, Alberta Canada

6.9.1* Offer to Amend Lease between Daniel Pearse & Associates Ltd. and First International Financial Corporation, dated June 17, 1998

6.9.2* Offer to Amend Lease between Daniel Pearse & Associates Ltd. and First International Financial Corporation.

6.10* Sublease between South Coast Financial Services, Inc. and Freerealtime.com, dated February 20, 1999, relating to facilities located in Irvine, California

6.11*     Equipment Lease between Balboa Capital Corporation and
          Freerealtime.com, dated March 25, 1999 relating to material equipment used by Freerealtime.com

6.12* Master Services Agreement between Exodus Communications, Inc. and FreeRealtime.com, Inc. dated July 1, 1999

27.1**    Financial Data Schedule

_______________
*         Previously filed with Form 10-SB
**        Filed herewith.

                          Independent Auditors' Report

The Stockholders

FreeRealTime.com, Inc. and Subsidiary:

We have audited the accompanying consolidated balance sheet of FreeRealTime.com, Inc. and subsidiary (the Company) as of March 31, 1999 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the years in the two-year period then ended. In connection with our audit of the consolidated financial statements, we have also audited the consolidated financial statement schedule as of and for the year ended March 31, 1999. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FreeRealTime.com, Inc. and subsidiary as of March 31, 1999 and the results of their operations and their cash flows for each of the years in the two-year period then ended in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.


/s/ KPMG LLP

Orange County, California
July 29, 1999, except as to Note 8 to the consolidated, financial statements which is as of September 29, 1999.

                            FREEREALTIME.COM, INC.
                                AND SUBSIDIARY

                          Consolidated Balance Sheet

                                March 31, 1999
                            (Dollars in thousands)

                              Assets                            1999
                                                               -------
Current assets:
  Cash and cash equivalents                                    $   493
  Accounts receivable, net of allowance for
    doubtful accounts of $66                                       358
  Prepaid expenses and other current assets                          8
                                                               -------
      Total current assets                                         859
                                                               -------
Property, plant and equipment, net                                 265
Other assets, net                                                    8
                                                               -------
                                                               $ 1,132
                                                               -------
                Liabilities and Stockholders' Equity (Deficit)

Current liabilities:
  Current installments of note payable to bank                 $    70
  Current installments of loan payable to shareholders               3
  Current portion of capital lease obligations                      11
  Trade accounts payable                                         2,078
  Advances payable                                                 250
  Accrued  expenses                                                 44
  Deferred revenue                                                  79
                                                               -------
    Total current liabilities                                    2,535
                                                               -------


Notes payable to bank, excluding current portion                    12
Notes payable to stockholders, excluding current portion            38
Capital lease obligations, net of current portion                    8

Stockholders' deficit:
  Preferred stock, no par value, 5,000,000 shares
    authorized; no shares issued and outstanding.                  --
  Common stock, no par value, 50,000,000 shares
    authorized; 6,537,990 issued and outstanding.                2,078
  Accumulated deficit                                           (3,335)
  Unearned Compensation                                           (204)
                                                               -------
     Total stockholders' deficit                                (1,461)
                                                               -------

Commitments and contingencies                                   $1,132
                                                               =======




         See accompanying notes to consolidated financial statements.

                            FREEREALTIME.COM, INC.
                                AND SUBSIDIARY

                     Consolidated Statements of Operations

                      Years ended March 31, 1999 and 1998
                 (Dollars in thousands, except per share data)

                                                      1999       1998
                                                   ---------   ---------

Revenues                                           $   1,396   $      55
Cost of revenues                                       2,567          37
                                                   ---------   ---------
  Gross profit (loss)                                 (1,171)         18
                                                   ---------   ---------
General, administrative, selling and development
  expenses                                             1,016         168
Non-cash charge - stock option grants                    316         --
                                                   ---------   ---------
  Total general, administrative, selling and
    development expenses                               1,332         168

Goodwill impairment                                      528         --
Interest expense                                          18          11
                                                   ---------   ---------
  Net loss                                         $  (3,049)  $    (161)
                                                   =========   =========
Basic and diluted loss per common share            $   (0.54)  $   (0.04)
                                                   =========   =========
Common shares used in computing basic and diluted
  per share amounts                                5,601,073   4,447,635
                                                   =========   =========

         See accompanying notes to consolidated financial statements.

                            FREEREALTIME.COM, INC.
                                AND SUBSIDIARY

           Consolidated Statements of Stockholders' Equity (Deficit)

                      Years ended March 31, 1999 and 1998
                 (Dollars in thousands, except share amounts)


                                                 Common
                                                 shares          Common      Accumulated         Unearned
                                               outstanding       stock         deficit         Compensation      Total
                                               -----------      --------     -----------       -------------    -------

Balance at March 31, 1997                        4,176,066           104            (125)               --          (21)
                                                                                                        --
FIFC-Alberta stock offerings                       368,924            36             --                 --           36

Net loss                                               --            --             (161)               --         (161)
                                               -----------      --------      ----------       ------------     -------
Balance at March 31, 1998                        4,544,990           140            (286)               --         (146)

FIFC-Delaware stock offering                       215,000           215             --                 --          215

Shares issued to acquire FreeRealTime.com,
  Inc. (the former Pub Singin', Inc.)              528,000           528                                            528

Stock offering, net of issuance costs
  of $575                                        1,250,000           675             --                 --          675

Issuance of options as compensation,
  net of amortization                                 --             520             --                (204)        316

Net loss                                              --             --            (3,049)               --      (3,049)
                                               -----------      --------      -----------      ------------     -------
Balance at March 31, 1999                        6,537,990     $   2,078           (3,335)             (204)     (1,461)
                                               ===========      ========      ===========      ============     =======

         See accompanying notes to consolidated financial statements.

                            FREEREALTIME.COM, INC.
                                AND SUBSIDIARY

                      Consolidated Statements of Cash Flows

                      Years ended March 31, 1999 and 1998
                            (Dollars in thousands)

                                                               1999       1998
                                                              -------    -----
Cash flows from operating activities:
  Net loss                                                    $(3,049)   $(161)
  Adjustments to reconcile net loss to net cash provided
   by operating activities:
     Depreciation and amortization                                 47        7
     Goodwill impairment                                          528      --
     Provision for doubtful accounts                               66      --
     Non-cash charge - stock options                              316      --
     Receivables                                                 (424)      13
     Inventories, prepaid expenses and other assets               (15)     --
     Trade accounts payable and accrued liabilities             2,078        6
     Unearned revenue                                              79      --
                                                              -------    -----
       Net cash used by operating activities                     (374)    (135)
                                                              -------    -----
Cash flows from investing activities:
  Capital expenditures                                           (246)     (24)
                                                              -------    -----
       Net cash used in investing activities                     (246)     (24)
                                                              -------    -----
Cash flows from financing activities:
  Advances payable                                                250      --
  Borrowings (repayments) of long-term debt                       (75)     144
  Increase (decrease) in note payable to shareholder               (7)      27
  Proceeds from issuance of common stock                          965       36
  Stock issuance costs                                            (75)     --
                                                              -------    -----
       Net cash provided by financing activities                1,058      207
                                                              -------    -----
       Net increase in cash                                       438       48
                                                              -------    -----
Cash at beginning of year                                          55        7
                                                              -------    -----
Cash at end of year                                           $   493    $  55
                                                              =======    =====
Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Interest                                                  $    18    $ --
                                                              =======    =====

Supplemental disclosure of noncash investing and financing
  activities:
    Borrowings related to the acquisition of assets           $    22    $ --
    Unearned compensation related to stock options                520      --
    Common stock issued to pay for stock issuance fees            500      --
                                                              =======    =====




         See accompanying notes to consolidated financial statements.

                            FREEREALTIME.COM, INC.
                                AND SUBSIDIARY

                Notes to the Consolidated Financial Statements
                                March 31, 1999
                 (Dollars in thousands, except per share data)


(1)  Business Description and Organization

     FreeRealTime.com, Inc. ("the Company" or "FreeRealTime.com") is a web based provider of real-time financial market information services and analytic tools. The Company has a free web site and web site which is accessible only to paid subscribers. The Company derives its revenues from the sale of advertising space on its free web site and from the collection of subscription fees.

     FreeRealTime.com, Inc. is the result of a merger between Pub Singin', Inc., a Colorado corporation ("Pub Singin") and First International Financial Corporation, a Delaware corporation ("FIFC-Delaware"). The two companies merged in September 1998. Immediately prior to the merger, Pub Singin changed its name to "FreeRealTime.com, Inc." and FreeRealTime.com, Inc. became the surviving entity. Prior to the merger, FreeRealTime.com, Inc. had approximately 528,000 shares of common stock issued and outstanding (after giving effect to a 5-for-1 reverse stock split) and FIFC-Delaware had approximately 4,760,000 shares of common stock issued and outstanding. Pursuant to the merger agreement, all shares of FIFC-Delaware were exchanged on a 1-for-1 basis for shares of FreeRealTime.com, Inc. Accordingly, following the merger the former shareholders of FIFC-Delaware held approximately a 90% controlling interest in FreeRealTime.com, Inc.

     Pub Singin was formed on May 3, 1989 under the laws of the State of Colorado for the purpose of publishing and marketing song sheets for use in piano bars and restaurants. From the period of its inception through the time of its merger with FIFC-Delaware, Pub Singin had no business operations and sustained minimal losses each year.

     The Company's business began in Canada through First International Financial Corporation, an Alberta corporation ("FIFC-Alberta"). FIFC-Alberta was originally named Divitae Financial Corporation and was formed in July 1994 under the laws of Alberta, Canada by founder Brad Gunn. Mr. Gunn formed FIFC-Alberta as an investment vehicle for his family but the company never conducted any business operations until January 1996, when Divitae Financial Corporation changed its name to First International Financial Corporation. At that time, FIFC-Alberta sold capital stock in several private placements and began to develop its Internet business.

     First International Financial Corporation (Delaware) ("FIFC-Delaware") was formed on June 25, 1997 under the laws of the State of Delaware under the name First International USA Corp. with the intent of moving the business of FIFC-Alberta into the United States and into an entity governed by the laws of the State of Delaware. FIFC-Delaware did not have any business operations until July 31, 1998 when FIFC-Delaware acquired 566,689 shares of common stock of FIFC-Alberta, representing all of the outstanding capital stock, from the stockholders of FIFC-Alberta. FIFC-Delaware issued, in the aggregate, 4,544,990 shares of common stock in a private placement to the stockholders of FIFC-Alberta in exchange for their shares of FIFC-Alberta. As a result of the foregoing acquisition, FIFC-Alberta became a wholly-owned subsidiary of FIFC-Delaware.

     Prior to the acquisition of FIFC-Alberta, FIFC-Delaware intended to file an amendment to its Certificate of Incorporation to change its name to "First International Financial Corporation" and to increase its authorized capital stock. Due to the failure to file the amendment to the Certificate of Incorporation of FIFC-Delaware, stockholders of FIFC-Alberta received shares of common stock in a corporation that had

                            FREEREALTIME.COM, INC.
                                AND SUBSIDIARY

                Notes to the Consolidated Financial Statements
                                March 31, 1999
                 (Dollars in thousands, except per share data)

     not legally changed its name and which were in excess of the amount of shares of common stock authorized by the Certificate of Incorporation of FIFC-Delaware. In addition, due to the failure to legally effect the name change of FIFC-Delaware, the Company has made a corrective filing with the State of Colorado and has filed a merger certificate in Delaware to effect the merger of FIFC-Delaware and Pub Singin. The failure to file this amendment to the Certificate of Incorporation was discovered during the preparation of the Company's annual report on Form 10-SB and an amendment to the Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on September 29, 1999.

(2)  Summary of Significant Accounting Policies

     Business Combinations and Basis of Presentation

     The combination between FIFC-Delaware and Pub Singin', Inc. was accounted for as a purchase. The combination between FIFC-Delaware and FIFC-Alberta was a combination between commonly controlled corporations and has been accounted for using the "as if pooling" method of accounting. The accompanying financial statements have been restated as if the pooling took place at beginning of the earliest year presented. All share and per share information has been retroactively restated for the effects or all stock splits and share exchanges. All intercompany balances and transactions have been eliminated in consolidation.

     Use of Estimates

     The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and the disclosure of contingent assets and liabilities to prepare the consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     Foreign Currency

     The financial statements of the Canadian subsidiary are measured using the local currency as the functional currency. Assets and liabilities of the Canadian subsidiary are translated using the rate of exchange at the balance sheet date. Income and expense items are translated at the average rate of exchange during each period. Translation gains and losses are nil. Foreign currency transaction gains and losses are included in income currently.

     Revenue Recognition

     Advertising revenues are recognized during the period the advertising is displayed. Subscription fees are recognized on a straight-line basis over the subscription period.

                            FREEREALTIME.COM, INC.
                                AND SUBSIDIARY

                Notes to the Consolidated Financial Statements
                                March 31, 1999
                 (Dollars in thousands, except per share data)

     Cash and Cash Equivalents

     For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. At March 31, 1999, $50 of the Company's cash and cash equivalents balance was restricted in accordance with the Company's collateralized bank loan.

     Plant and Equipment

     Plant and equipment are stated at cost. Depreciation has been provided on a straight-line basis over periods ranging from 5 to 7 years.

     Long Lived Assets

     Long lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

     Advertising, Start-up Costs and Development Costs

     The Company charges all advertising costs, start-up costs and development costs to expense as incurred. Selling expenses of the Company include advertising and promotion costs of approximately $12 and $13 for the years ended March 31, 1999 and 1998, respectively.

     Software Development Costs for Internal Use Software

     Internal costs associated with the development of software used internally is generally expensed as incurred.

     Stock Based Compensation

     The Company measures the compensation cost of employee stock option plans using the intrinsic value based method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." The Company makes pro forma disclosures of net loss and loss per share as if the fair value method prescribed by Statement of Financial Accounting Standards No. 123 had been applied.

     Income Taxes

     Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

                            FREEREALTIME.COM, INC.
                                AND SUBSIDIARY

                Notes to the Consolidated Financial Statements
                                March 31, 1999
                 (Dollars in thousands, except per share data)

     Earnings Per Share

     Basic and diluted earnings per share have been retroactively restated to give effect to stock splits and the Company's business combination accounted for using the "as if pooling" method.

     Other Comprehensive Income

     Net income and other comprehensive income are substantially identical for all periods presented because foreign currency translation adjustments are nil.

     Business Segment Reporting

     The Company adopted Statement of Financial Accounting Standard No. 131, "Disclosures About Segments of an Enterprise and Related Information" effective in the fiscal year ended March 31, 1999. SFAS No. 131 establishes new standards for reporting information about business segments and related disclosures about products, geographic areas and major customers, if applicable. Management of the company has determined that it operates in only one reportable business segment. The company does not have any individually significant customers. Substantially all sales are derived from customers located in the United States.

     Fair Value of Financial Instruments

     The Company believes that the fair value of its financial instruments approximates their recorded historical cost due to the short term maturities of the instruments and where applicable, the similarity of stated interest rates with market rates.

     Recent Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 modifies the accounting for derivative and hedging activities and is effective for fiscal years beginning after June 15, 2000. Since the Company and its subsidiaries do not presently invest in derivatives or engage in hedging activities, SFAS No. 133 should not impact the Company's financial position or results of operations.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The Company will adopt SOP 98-1 effective April 1, 1999. The adoption of SOP 98-1 will require the Company to modify its method of accounting for software. The Company is still evaluating the impact of SOP 98-1.

     In April 1998, The American Institute of Certified Public Accountants issued Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-Up Activities." SOP 98-5 provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. Based on information currently available, the Company does not expect the adoption of SOP 98-5 to have a significant impact on its financial position or results of operations. The Company will adopt SOP 98-5 effective April 1, 1999.

                            FREEREALTIME.COM, INC.
                                AND SUBSIDIARY

                Notes to the Consolidated Financial Statements
                                March 31, 1999
                 (Dollars in thousands, except per share data)


(3)  Property, Plant and Equipment

     A summary of property, plant and equipment follows:



                                                            1999
                                                          --------
          Computer hardware and software                  $    323
          Office equipment                                      10
                                                          --------
                                                               333

          Less accumulated depreciation and amortization        68
                                                          --------
                                                          $    265
                                                          ========


(4)  Long-Term Debt

     Long-term debt consists of the following:



                                                                    1999
                                                                  --------
          Collateralized bank loan, bearing interest
           at the rate of bank's prime rate plus 4%.
           Interest only payments until June 30, 1998.
           Commencing June 1, 1998, principal payments
           of $9 plus interest monthly for 36 months.                   82

          Unsecured shareholder loans, bearing interest
           at the rate of 10%.  Interest only payments
           until maturity.  Maturity dates range from
           March 31, 2001 to April 24, 2001.                            41
                                                                  --------
             Total long-term debt                                      123

          Less current installments of long-term debt                   73
                                                                  --------

             Long-term debt, excluding current installments       $     50
                                                                  ========

     Under the terms of the collateralized bank loan, the Company is required to meet certain non-financial covenants and ratios. The Company was in compliance with all covenants and ratios at March 31, 1999.


     Annual maturities of long-term debt for the next five years for the periods ended March 31 are as follows:



                                                  1999
                                                --------
                        2000                    $     73
                        2001                          37
                        2002                          13
                                                --------
                                                $    123
                                                ========

                            FREEREALTIME.COM, INC.
                                AND SUBSIDIARY

                Notes to the Consolidated Financial Statements
                                March 31, 1999
                 (Dollars in thousands, except per share data)


(5)  Income Taxes

     The Company has no significant net, taxable temporary differences which would require recognition of deferred tax liabilities and, due to the uncertainty of future realizability, has recorded a valuation allowance against all deferred tax assets for deductible temporary differences and tax operating loss carryforwards. The Company increased its valuation allowance by approximately $273 for the year ended March 31, 1999, primarily as a result of the increase in tax operating loss carryforwards.

     The Company has had losses since inception and therefore has not provided for income taxes. At March 31, 1999, the Company has net operating loss carryforwards of approximately $273 for both Federal and state income tax reporting purposes which begin to expire in 2011 and 2004, respectively.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss and tax credit carryforwards.

     Significant components of the Company's deferred income tax assets are as follows:



                                                              1999
                                                           ----------
          Deferred tax asset -- net operating losses       $      273
          Valuation allowance                                    (273)
                                                           ----------
          Net deferred tax asset -- net operating losses   $       --
                                                           ==========



     Due to the uncertainty surrounding the realization of the benefits of the net operating loss carryforward, the Company has established a valuation allowance for all of its deferred tax asset as of March 31, 1999. In assessing the potential realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. In addition, the utilization of the net operating loss carryforwards may be limited due to restrictions imposed under applicable Federal and state tax law due to a change in ownership.

(6)  Shareholders' Equity

     Sales of Unregistered Securities

     FIFC-Delaware merged with FreeRealTime.com (formerly Pub Singin) in September 1998. Prior to the merger, FIFC-Delaware had completed two issuances of its common stock. The first occurred in July 1998. FIFC-Delaware, whose shareholders were identical to those of FIFC-Alberta, issued approximately 8 shares of FIFC-Delaware common stock to acquire each outstanding common share of FIFC-Alberta. FIFC-Delaware issued a total of 4,544,990 shares of common stock in this exchange. All share amounts prior to this acquisition reflect the 8-for-1 share exchange. This share exchange has been FIFC-Delaware relied on the registration exemption in Section 4(2) of the Securities Act of 1933 (the "1933 Act") to issue those shares without registration. As a result of this acquisition, FIFC-Alberta became a wholly-owned subsidiary of FIFC-Delaware. In August 1998, FIFC-Delaware issued 215,000 shares of its common stock at $1.00 per share for a total of $215. FIFC-Delaware relied on the registration exemption in Section 4(2) of the 1933 Act to issue these shares without registration.

                            FREEREALTIME.COM, INC.
                                AND SUBSIDIARY

                Notes to the Consolidated Financial Statements
                                March 31, 1999
                 (Dollars in thousands, except per share data)


     In September 1998, FIFC Delaware acquired the company formerly known as Pub Singin (Pub Singin changed its name to FreeRealTime.com, Inc. just prior to the acquisition). Pub Singin was an inactive public shell company with no operations and no assets. To complete the acquisition, FIFC Delaware issued 528,000 shares of common stock with a market value of $528 to acquire all of the common stock belonging to the former Pub Singin shareholders. The excess of the purchase price over the fair value of the net assets acquired (goodwill) was approximately $528, which was to be amortized on a straight-line basis over five years. Subsequent to the merger, the Company evaluated the recoverability of the goodwill recorded and determined the goodwill to be permanently impaired. As a result, the Company recorded an impairment charge of $528 in fiscal 1999.

     The acquisition described above was accounted for by the purchase method of accounting. Accordingly, the accompanying Consolidated Statements of Operations do not include any revenues or expenses related to this acquisition prior to the closing date. Following are the Company's pro forma results for fiscal years 1999 and 1998 assuming the acquisition occurred on April 1, 1997 (in thousands, except for per share data).

     Because Pub Singin had no operations, the pro forma results of operations for 1999 and 1998 are identical to the results reported in the Consolidated Statements of Operations included herein, except as to the amortization of goodwill:



                                                     1999               1998
     ---------------------------------------------------------------------------
     Net revenues                                 $    1,396         $       55
     Net loss                                         (2,943)              (267)
     Net loss per common share:
       Basic and diluted                               (0.50)             (0.05)
     Weighted average outstanding common shares:
       Basic and diluted                           5,865,073          4,975,635


     In October 1998, the Company offered 1 million shares of common stock in FreeRealTime.com, Inc. The aggregate offering price for the issuance was $1,000. The Company relied on the registration exemption in Rule 504 of the 1933 Act to issue these units without registration. Three investors purchased a total of 750,000 shares for $750 (less issuance costs of $75 paid in cash). In addition, the Company issued 500,000 shares of common stock with a fair market value of $500 as stock issuance costs which had no net effect on stockholders' equity.

     While the Company believes that all of the issuances discussed above qualified for either the Rule 504 or Section 4(2) exemption from registration, a court could determine that these issuances did not qualify for either exemption. If that were to occur, the Company would be in violation of the Securities Laws and the Company could be exposed to liability for damages suffered by investors.


     Stock Option Plan

     As of March 31, 1999, the Company had two stock-based compensation plans, the Non-Qualified Stock Option Plan and the 1999 Equity Incentive Plan.

     Stock options are granted at the discretion of the Board of Directors. Options vest at varying rates from the date of grant up to 16 months. Compensation expense, related to stock options granted with exercise prices

                            FREEREALTIME.COM, INC.
                                AND SUBSIDIARY

                Notes to the Consolidated Financial Statements
                                March 31, 1999
                 (Dollars in thousands, except per share data)


below fair market value, are amortized over the option vesting period. Options expire at varying rates of up to 47 months from the date of grant. The total number of options exercisable as of March 31, 1999 was 300,000 with a weighted average exercise price of $1.06.

The following tables summarize the Company's option activity:


                                        Number of      Weighted-average exercise
                                         options           price per option
Outstanding at March 31, 1998               -          $                  -
Granted during the year ended
 March 31, 1999                         1,436,000                        1.02
                                      -----------      -------------------------

  Outstanding at March 31, 1999         1,436,000      $                 1.02
                                      ===========      =========================





                                 Options Outstanding                  Options Exercisable
                       ----------------------------------------     ----------------------------
                                        Weighted-
                           Number        average      Weighted-
     Range of           outstanding     remaining      Average                      Weighted-
     exercise           at March 31,   contractual    Exercise      Number of        average
      prices               1999           life          Price        Shares       exercise price
     --------          ------------   -----------    ----------     ---------     --------------
$
      .10 --              1,230,000       2.10       $   0.58         285,500     $       1.00
       1.00

     2.20 --                206,000       2.96           3.63          14,500             2.20
       8.00
                       ------------                                 ---------
      Total               1,436,000       2.22       $   1.02         300,000     $       1.06
                       ============                                 =========

                            FREEREALTIME.COM, INC.
                                AND SUBSIDIARY

                Notes to the Consolidated Financial Statements
                                March 31, 1999
                 (Dollars in thousands, except per share data)


     The following table presents pro forma information as if the Company had recorded compensation cost using the fair value method of SFAS No. 123 for the issued stock options using the minimum value valuation model:



                                                                     Year Ended
                                                                   March 31, 1999
                                                                   --------------
     Net loss:
       As reported                                                 $       (3,049)
       Assumed stock compensation cost                                         (5)
                                                                   --------------
          Pro forma, adjusted                                      $       (3,054)
                                                                   --------------
     Pro forma loss per share:
       Basic and diluted                                                    (0.54)

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes options pricing model, with the following weighted-average assumptions: risk-free interest rate of 5.5%; no stock dividend yield; expected lives of approximately 6 months. The average fair value of options granted amounted to $0.02 per option granted in 1999.


(7)  Commitments and Contingencies

     Leases

     The Company is obligated under various capital leases for computer hardware that expire at various dates during the next three years. At March 31, 1999, the gross amount of computer hardware and related accumulated amortization recorded under capital leases are as follows:



                                             1999
                                           --------
          Computer hardware                $     22
          Less accumulated amortization           2
                                           --------
                                           $     20
                                           ========

     Amortization of assets held under capital leases is included with depreciation expense.

                            FREEREALTIME.COM, INC.
                                AND SUBSIDIARY

                Notes to the Consolidated Financial Statements
                                March 31, 1999
                 (Dollars in thousands, except per share data)


     The Company also has two noncancelable operating leases for buildings, that expire in 2000. Future minimum lease payments under the noncancelable operating leases (with initial or remaining terms in excess of one year) and future minimum capital lease payments as of March 31, 1999 are:



                                                  Capital      Operating
                                                  Leases        Leases
                                                  -------      ---------
      2000                                        $    11      $      15
      2001                                              8              -
      2002                                              3              -
                                                  -------      ---------

          Total minimum lease payments                 22      $      15
                                                               =========
      Less amount representing interest
       (at rates ranging from 9.05% to 15.60%)          3
                                                  -------

          Present value of net minimum
           capital lease payments                      19

      Less current installments of obligations
       under capital leases                            11
                                                  -------
                                                  $     8
                                                  =======

     Total rental expense, including month-to-month rentals, approximated $34 in 1999.

(8)  Subsequent Events

     During June and July 1999, the Company offered units consisting of one share of common stock and one warrant to purchase an additional share of common stock. The price of each unit was $4.00 and 182,500 units were issued, for total offering proceeds of $730 (less issuance costs of $76). The Company relied on the registration exemption in Section 4(2) of the 1933 Act to issue these units without registering the underlying securities.

     In September 1999 (through September 29, 1999), the Company issued 727,800 shares of common stock at $5.00 per share for a total of $3,639. The Company relied on the registration exemption in Section 4(2) of the 1933 Act to issue these units without registering the underlying securities.

                            FREEREALTIME.COM, INC.
                                AND SUBSIDIARY

                          Consolidated Balance Sheet

                    As of June 30, 1999 and March 31, 1999
                            (Dollars in thousands)
                                  (UNAUDITED)

                        Assets                                  June 30, 1999     March 31, 1999
                                                                -------------     --------------
Current assets:
  Cash and cash equivalents                                        $   496            $   493
  Accounts receivable, net of allowance for
   doubtful accounts of $76 and $66 at June 30 and
   March 31, 1999, respectively                                        763                358
  Prepaid expenses and other current assets                             14                  8
                                                                   -------            -------
      Total current assets                                           1,273                859
                                                                   -------            -------
Property, plant and equipment, net                                     312                265

Other assets, net                                                        8                  8
                                                                   -------            -------
                                                                   $ 1,593            $ 1,132
                                                                   =======            =======

     Liabilities and Stockholders' Equity (Deficit)

Current liabilities:
  Current installments of note payable to bank                     $    69            $    70
  Current installments of loan payable to shareholders                   -                  3
  Current portion of capital lease obligations                          27                 11
  Trade accounts payable                                             3,264              2,078
  Advances payable                                                       -                250
  Accrued expenses                                                      47                 44
  Deferred revenue                                                     112                 79
                                                                   -------            -------
      Total current liabilities                                      3,519              2,535
                                                                   -------            -------

Note payable to bank, excluding current portion                         13                 12
Notes payable to stockholders, excluding current portion                12                 38
Capital lease obligations, net of current portion                       40                  8

Stockholders' deficit:
  Preferred stock, no par value, 5,000,000 shares authorized;
   no shares issued and outstanding                                      -                  -
  Common stock, no par value 50,000,000 shares authorized;
   6,644,240 and 6,537,990 issued and outstanding at June 30
   and March 31, 1999, respectively                                  2,844              2,078
  Accumulated deficit                                               (4,655)            (3,335)
  Unearned Compensation                                               (180)              (204)
                                                                   -------            -------

      Total stockholders' deficit                                   (1,991)            (1,461)

Commitments and contingencies                                      -------            -------
                                                                   $ 1,593            $ 1,132
                                                                   =======            =======

See accompanying notes to consolidated and interim financial statements.

                            FREEREALTIME.COM, INC.
                                AND SUBSIDIARY

                     Consolidated Statements of Operations

                Quarters ended June 30, 1999 and June 30, 1998
                 (Dollars in thousands, except per share data)
                                  (UNAUDITED)

                                                                                 Quarter ended June 30,
                                                                            -------------------------------
                                                                               1999                 1998
                                                                            ----------           ----------
Revenues                                                                    $    1,505           $      101
Cost of revenues                                                                 1,617                  267
                                                                            ----------           ----------
    Gross loss                                                                    (112)                (166)

General, administrative, selling and development expenses                          767                   33
Non-cash charge - stock option grants                                              438                    -
                                                                            ----------           ----------
    Total general, administrative, selling and
      development expenses                                                       1,205                   33

Interest expense                                                                     3                    3
                                                                            ----------           ----------
    Net loss                                                                $   (1,320)          $     (202)
                                                                            ==========           ==========
Basic and diluted loss per common share                                     $    (0.20)          $    (0.04)
                                                                            ==========           ==========
Common shares used in computing basic and diluted
  per share amounts                                                          6,573,407            4,544,990
                                                                            ==========           ==========

See accompanying notes to consolidated and interim financial statements.

                             FREEREALTIME.COM, INC.
                                AND SUBSIDIARY

                     Consolidated Statements of Cash Flows

                Quarters ended June 30, 1999 and June 30, 1998
                            (Dollars in thousands)
                                  (UNAUDITED)

                                                                                 Quarter ended June 30,
                                                                            -------------------------------
                                                                               1999                 1998
                                                                            ----------           ----------
Cash flows from operating activities:
  Net loss                                                                  $   (1,320)          $     (202)
  Adjustments to reconcile net loss to net cash provided
    by operating activities:
      Depreciation and amortization                                                 24                   12
      Provision for doubtful accounts                                               10                    2
      Non-cash charge - stock option grants                                        438                    -
      Receivables                                                                 (415)                 (31)
      Inventories, prepaid expenses and other assets                                (6)                   4
      Trade accounts payable and accrued liabilities                             1,189                  182
      Unearned revenue                                                              33                   12
                                                                            ----------           ----------
          Net cash used in operating activities                                    (47)                 (21)
                                                                            ----------           ----------
Cash flows from investing activities:
  Capital expenditures                                                             (13)                 (15)
                                                                            ----------           ----------
          Net cash used in investing activities                                    (13)                 (15)
                                                                            ----------           ----------
Cash flows from financing activities:
  Advances payable                                                                (250)                   -
  Capital lease obligations                                                        (10)                   -
  Repayments of long-term debt                                                     (29)                  (4)
  Proceeds from insurance of common stock                                          425                    -
  Payment for repurchase of common stock                                             -                   (5)
  Stock issuance costs                                                             (73)                   -
                                                                            ----------           ----------
          Net cash provided by financing activities                                 63                   (9)
                                                                            ----------           ----------

          Net increase (decrease) in cash                                            3                  (45)

Cash at beginning of period                                                        493                   55
                                                                            ----------           ----------
Cash at end of period                                                       $      496           $       10
                                                                            ==========           ==========
Supplemental disclosure of cash flow information:
  Cash paid during the period for:
    Interest                                                                $        3           $        4
                                                                            ==========           ==========
Supplemental disclosure of noncash investing and financing
  activities:
    Borrowings related to the acquisition of assets                                 58
    Unearned compensation related to stock options                                 414                    -
                                                                            ==========           ==========

See accompanying notes to consolidated and interim financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JUNE 30, 1999.

1.   Basis of Presentation

The consolidated financial statements as of June 30, 1999 and for the three-month periods ended June 30, 1999 and 1998, include, in the opinion of management, all adjustments (consisting of normal recurring adjustments and reclassifications) necessary to present fairly the financial position, results of operations and cash flows at June 30, 1999 and for all periods presented.


Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. It is suggested that these condensed consolidated financial statements be read in conjunction with the consolidated financial statements and notes thereto for the year ended March 31, 1999, included herein. The results of operations for the three-month period ended June 30, 1999 is not necessarily indicative of the operating results to be expected for the full year.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

2.   Sale of Unregistered Securities

In June 1999, the Company offered units consisting of one share of common stock and one warrant to purchase one additional share of common stock. The price of each unit was $4.00 and 106,250 units were issued for total offering proceeds of $425 (less issuance costs of $73). The Company relied on the registration exemption in Section 4(2) of the 1933 Act to issue these units without registering the underlying securities.